Exhibit 2.2

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

§
In re:	§	Chapter 11
§
AZURE MIDSTREAM	§	Case No. 17-30461 (DRJ)
PARTNERS, LP, et al.,	§
	§	Jointly Administered
§
Debtors.[1]	§
§

DISCLOSURE STATEMENT FOR DEBTORS’ JOINT PLAN OF LIQUIDATION

THIS IS NOT A SOLICITATION FOR ACCEPTANCE OR REJECTION OF THE PLAN.  ACCEPTANCES OR REJECTIONS MAY NOT BE SOLICITED UNTIL A DISCLOSURE STATEMENT HAS BEEN APPROVED BY THE BANKRUPTCY COURT.  THE DISCLOSURE STATEMENT IS BEING SUBMITTED FOR APPROVAL BUT HAS NOT BEEN APPROVED BY THE BANKRUPTCY COURT TO DATE.

Christopher M. López (24041356)	Gary T. Holtzer
WEIL, GOTSHAL & MANGES LLP	Robert J. Lemons
700 Louisiana Street, Suite 1700	Charles M. Persons
Houston, Texas 77002	WEIL, GOTSHAL & MANGES LLP
Telephone: (713) 546-5000	767 Fifth Avenue
Facsimile: (713) 224-9511	New York, New York 10153
Email: chris.lopez@weil.com	Telephone: (212) 310-8000
Facsimile: (212) 310-8007
Email: gary.holtzer@weil.com
Email: robert.lemons@weil.com
Email: charles.persons@weil.com

Attorneys for the Debtors and Debtors in Possession

Dated:   March 20, 2017

Houston, Texas

1  The Debtors in these chapter 11 cases, along with the last four digits of each Debtor’s federal tax identification number are:  Azure Midstream Partners, LP (7595), Azure ETG, LLC (3388), Azure Holdings GP, LLC (0537), Azure Midstream Partners GP, LLC (8089), Azure TGG, LLC (6233), Marlin G&P I, LLC (6073), Marlin Logistics, LLC (8460), Marlin Midstream Finance Corp. (0130), Marlin Midstream, LLC (2587), Murvaul Gas Gathering, LLC (0826), Talco Midstream Assets, Ltd. (7004), and Turkey Creek Pipeline, LLC (1161).

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	4.	Nonconsensual Confirmation	57
IX.	CONCLUSION		57

EXHIBIT A	The Plan

EXHIBIT B	The Debtors’ Prepetition Organizational Structure

EXHIBIT C	Liquidation Analysis

DISCLAIMER

THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT (THE “DISCLOSURE STATEMENT”) IS INCLUDED HEREIN FOR THE PURPOSES OF SOLICITING ACCEPTANCES OF THE DEBTORS’ JOINT PLAN OF LIQUIDATION, DATED MARCH 20, 2017 (AS MAY BE AMENDED, MODIFIED, OR SUPPLEMENTED FROM TIME TO TIME, THE “PLAN”), AND MAY NOT BE RELIED UPON FOR ANY PURPOSE OTHER THAN TO DETERMINE HOW TO VOTE ON THE PLAN.2  A COPY OF THE PLAN IS ANNEXED HERETO AS EXHIBIT A.  NO SOLICITATION OF VOTES TO ACCEPT OR REJECT THE PLAN MAY BE MADE EXCEPT PURSUANT TO SECTION 1125 OF THE BANKRUPTCY CODE.

ALL HOLDERS OF CLAIMS OR INTERESTS ARE ADVISED AND ENCOURAGED TO READ THE DISCLOSURE STATEMENT AND THE PLAN IN THEIR ENTIRETY BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.  IN PARTICULAR, ALL HOLDERS OF CLAIMS SHOULD CAREFULLY READ AND CONSIDER FULLY THE RISK FACTORS SET FORTH IN SECTION VI OF THIS DISCLOSURE STATEMENT BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.  THE PLAN SUMMARIES AND STATEMENTS MADE IN THIS DISCLOSURE STATEMENT ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS ANNEXED TO THE PLAN AND THIS DISCLOSURE STATEMENT.  IN THE EVENT OF ANY CONFLICTS BETWEEN THE DESCRIPTIONS SET FORTH IN THIS DISCLOSURE STATEMENT AND THE TERMS OF THE PLAN, THE TERMS OF THE PLAN GOVERN.

THE DISCLOSURE STATEMENT HAS BEEN PREPARED IN ACCORDANCE WITH SECTION 1125 OF THE BANKRUPTCY CODE AND BANKRUPTCY RULE 3016(b) AND NOT NECESSARILY IN ACCORDANCE WITH OTHER NON-BANKRUPTCY LAW.

CERTAIN STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT, INCLUDING WITH RESPECT TO PROJECTED CREDITOR RECOVERIES AND OTHER FORWARD-LOOKING STATEMENTS, ARE BASED ON ESTIMATES AND ASSUMPTIONS.  THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL BE REFLECTIVE OF ACTUAL OUTCOMES.  FORWARD-LOOKING STATEMENTS ARE PROVIDED IN THIS DISCLOSURE STATEMENT PURSUANT TO THE SAFE HARBOR ESTABLISHED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND SHOULD BE EVALUATED IN THE CONTEXT OF THE ESTIMATES, ASSUMPTIONS, UNCERTAINTIES, AND RISKS DESCRIBE HEREIN.

AS TO CONTESTED MATTERS AND OTHER ACTIONS OR THREATENED ACTIONS, THIS DISCLOSURE STATEMENT WILL NOT CONSTITUTE OR BE CONSTRUED AS AN ADMISSION OF ANY FACT OR LIABILITY, STIPULATION OR WAIVER, BUT RATHER AS A STATEMENT MADE IN SETTLEMENT NEGOTIATIONS.  THIS DISCLOSURE STATEMENT ALSO WILL NOT BE CONSTRUED TO BE CONCLUSIVE ADVICE ON THE TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE PLAN AS TO HOLDERS OF CLAIMS AGAINST, OR INTERESTS IN, THE DEBTORS AND DEBTORS IN POSSESSION IN THE CHAPTER 11 CASES.  THE DEBTORS URGE EACH HOLDER OF A CLAIM OR INTEREST TO CONSULT WITH ITS OWN

2  Unless otherwise expressly set forth herein, capitalized terms used but not otherwise defined herein have the same meanings ascribed to such terms in the Plan.

ADVISORS WITH RESPECT TO ANY TAX, SECURITIES, OR OTHER LEGAL EFFECTS OF THE PLAN ON SUCH HOLDER’S CLAIM OR INTEREST.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER TIME IS SPECIFIED HEREIN, AND THE DELIVERY OF THIS DISCLOSURE STATEMENT WILL NOT CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION STATED SINCE THE DATE HEREOF.

I.

INTRODUCTION

The Debtors submit this Disclosure Statement in connection with the solicitation of votes on the Debtors’ Plan attached hereto as Exhibit A.  The Debtors filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) on January 30, 2017 (the “Petition Date”).  To the extent any inconsistencies exist between this Disclosure Statement and the Plan, the Plan will govern.

The purpose of this Disclosure Statement is to provide holders of Claims entitled to vote to accept or reject the Plan with adequate information about (i) the Debtors’ businesses and certain historical events, (ii) the Chapter 11 Cases, (iii) the Plan, (iv) the rights of holders of Claims and Interests under the Plan, and (v) other information necessary to enable each holder of a Claim entitled to vote on the Plan to make an informed judgment as to whether to vote to accept or reject the Plan.  Holders of Interests are not entitled to vote on the Plan (see discussion at Section V of the Disclosure Statement).

Pursuant to section 1125 of the Bankruptcy Code, the Debtors submit this Disclosure Statement to all holders of Claims against the Debtors entitled to vote on the Plan to provide information in connection with the solicitation of votes to accept or reject the Plan.  The Disclosure Statement is also available to all holders of Claims against and Interests in the Debtors for informational purposes, including to detail the impact the Plan will have on such holders’ Claims and/or Interests.  The Disclosure Statement is organized as follows:

•              Section I provides an introduction and general information about the Plan and Confirmation of the Plan.

•              Section II provides an overview of the Debtors’ businesses.

•              Section III sets forth key events leading to the Chapter 11 Cases.

•              Section IV discusses the Chapter 11 Cases.

•              Section V provides a summary of the Plan.

•              Section VI describes certain risk factors affecting the Debtors.

•              Section VII discusses certain U.S. federal income tax consequences of the Plan.

•              Section VIII addresses confirmation of the Plan.

•                                          Section IX concludes this Disclosure Statement and recommends that eligible creditors vote to accept the Plan.

A.                                    VOTING PROCEDURES

As set forth in more detail in Section V.B of this Disclosure Statement, certain holders of Claims are entitled to vote to accept or reject the Plan.  For each holder of a Claim entitled to vote, the Debtors have enclosed, among other things, a copy of the Disclosure Statement, a ballot, and voting instructions regarding how to properly complete the ballot and submit a vote with respect to the Plan.  Holders of more than one Claim will receive an individual ballot for each Claim.  The individual ballots must be used to vote each individual Claim.  For detailed voting instructions, please refer to the voting instructions and the ballot enclosed with this Disclosure Statement.

All completed ballots must be actually received by the Debtors’ balloting agent Kurtzman Carson Consultants LLC (“KCC”) at the below address no later than [•], 2017 (the “Voting Deadline”).

Via Regular Mail, Overnight Couriers, or Hand Delivery:

Azure Midstream Partners, LP
Ballot Processing Center
c/o Kurtzman Carson Consultants LLC
2335 Alaska Avenue
El Segundo, California 90245

If you are holder of a Claim that is entitled to vote on the Plan and you did not receive a ballot, received a damaged ballot or lost your ballot, or if you have any questions concerning the Disclosure Statement, the Plan, or the procedures for voting with respect to the Plan, please contact KCC at (888) 733-1434 (domestic toll-free) or (310) 751-2633 (international) or email (azureballots@kcc.com).

THE VOTING AGENT WILL NOT COUNT

ANY BALLOTS RECEIVED AFTER THE VOTING DEADLINE.

B.                                    THE DEBTORS’ PROFESSIONALS

The Debtors have retained, or plan to retain, the following professionals pursuant to separate orders of the Bankruptcy Court: (i) Weil, Gotshal & Manges LLP (“Weil”), as restructuring counsel [Dkt. No. 145]; (ii) Evercore Group L.L.C. (“Evercore”) as investment banker [Dkt. No. 147]; (iii) Alvarez & Marsal North America, LLC (“A&M”) as financial advisor [Dkt. No. 146]; (iv) Vinson & Elkins LLP (“V&E”) as special counsel; (v) KCC as claims, noticing, and balloting agent [Dkt. No. 39]; and (vi) KMPG LLP as auditor.  The contact information for each of these professionals is set forth below:

Weil, Gotshal & Manges LLP		Vinson & Elkins LLP
767 Fifth Avenue		2001 Ross Avenue, Suite 3700
New York, NY 10153		Dallas, Texas 75201
Attn:	Gary T. Holtzer, Esq.	Attn:	Michael Saslaw, Esq.
	Robert J. Lemons, Esq.		Bradley Foxman, Esq.
	Charles M. Persons, Esq.		Elena Sauber, Esq.

Tel: (212) 310-8000		Tel: (214) 220-7700

Evercore Group L.L.C.		Alvarez & Marsal North America, LLC
666 Fifth Avenue		700 Louisiana Street, Suite 900
New York, NY 10103		Houston, TX 77002
Attn:	Stephen Hannan	Attn:	R. Seth Bullock
	Avinash D’Souza		Ed Mosley
	Wariz A. Anifowoshe		Cari L. Turner
Tel: (212) 446-5600		Tel: (713) 571-2400

Kurtzman Carson Consultants LLC		KMPG LLP
2335 Alaska Avenue		2323 Ross Avenue, Suite 1400
El Segundo, California 90245		Dallas, TX 75201
Attn:	Drake D. Foster	Attn:	Mark L. Moses
	Leanne V. Rehder Scott	Tel: (214) 840-2000
Tel: (866) 381-9100

C.                                    BRIEF OVERVIEW OF THE PLAN3

The Debtors have received two competing bids to purchase substantially all of the Debtors’ assets (the “Assets”).  Pursuant to the Bid Procedures Order, the Debtors held an auction for the Assets on March 10, 2017.

The purpose of the Plan is to effectuate the completion of a sale of the Assets (the “Sale Transaction”) and the orderly wind down of the Debtors’ affairs through the distribution of:  (i) the proceeds from the Sale Transaction (the “Sale Proceeds”) and (ii) other assets of the Estate for the benefit of holders of Allowed Claims pursuant to the Plan and the Bankruptcy Code’s priority distribution requirements.  Under the Plan, Debtor Azure Midstream Partners, LP will serve as Plan Administrator to, among other things, resolve Disputed Claims, investigate and pursue any Claims and Causes of Action not otherwise released under the Plan (if appropriate), make distributions to holders of Allowed Claims, and close the Chapter 11 Cases.  The Plan constitutes a single chapter 11 plan for all of the Debtors and the classifications and treatment of Claims and Interests therein apply to all of the Debtors.

Section V of this Disclosure Statement provides a detailed description of the Plan.

D.                                    SUMMARY OF DISTRIBUTIONS AND VOTING ELIGIBILITY

The following summary table briefly outlines the classification and treatment of Claims against and Interests in the Debtors under the Plan, and the voting eligibility of the holders of such Claims and Interests.  As set forth in the Plan, the classification of Claims and Interests set forth herein will apply separately to each of the Debtors.  The following summary table is qualified in its entirety by reference to the full text of the Plan.

3  This summary is qualified in its entirety by reference to the Plan.  Statements as to the rationale underlying the treatment of Claims and Interests under the Plan are not intended to, and will not, waive, compromise or limit any rights, claims, defenses, or causes of action in the event that the Plan is not confirmed.  You should read the Plan in its entirety before voting to accept or reject the Plan.

Class	Designation	Treatment	Entitled to Vote	Approx. Percentage Recovery
1	Other Priority Claims	Unimpaired	No (presumed to accept)	100%
2	Other Secured Claims	Unimpaired	No (presumed to accept)	100%
3	Lender Claims	Impaired	Yes	[TBD]
4	General Unsecured Claims	Impaired	Yes	[TBD]
5	Intercompany Claims	Impaired	No (deemed to reject)	0%
6	Existing Azure Interests	Impaired	No (deemed to reject)	0%
7	Other Equity Interests	Impaired	No (deemed to reject)	0%

Section V of this Disclosure Statement provides a more detailed description of the treatment of Claims and Interests under the Plan.

Pursuant to the provisions of the Bankruptcy Code, only those holders of claims or interests in classes that are impaired under a plan of reorganization or liquidation and that are not deemed to have rejected the plan are entitled to vote to accept or reject such proposed plan.  Classes of claims or interests in which the holders of claims are unimpaired under a proposed plan are deemed to have accepted such proposed plan and are not entitled to vote to accept or reject the plan.  Classes of claims or interests in which the holders of claims or interests receive no distribution under a proposed plan are deemed to have rejected such proposed plan and are not entitled to vote to accept or reject the plan.

E.                                    CONFIRMATION UNDER SECTION 1129(b)

If a Class of Claims entitled to vote on the Plan rejects the Plan, the Debtors reserve the right to amend the Plan or request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code, or both.  In addition, with respect to the Classes that are deemed to have rejected the Plan, the Debtors intend to request confirmation of the Plan pursuant to section 1129(b) of the Bankruptcy Code.  Section 1129(b) permits the confirmation of a chapter 11 plan notwithstanding the rejection of such plan by one or more impaired classes of claims or interests.  Under section 1129(b), a plan may be confirmed by a bankruptcy court if it does not “discriminate unfairly” and is “fair and reasonable” with respect to each rejecting class.  A more detailed description of the requirements for confirmation of a non-consensual plan is set forth in Section VI.A.2 of this Disclosure Statement.

F.                                     CONFIRMATION HEARING

Pursuant to section 1128 of the Bankruptcy Code, the Confirmation Hearing will be held on [•], 2017 at [•] [a.m/p.m.] (Central Time) before the Honorable Judge David R. Jones at the United States Bankruptcy Court for the Southern District of Texas, Courtroom 400, 515 Rusk Street, Houston, Texas 77002.

Objections and responses to confirmation of the Plan, if any, must be served and filed as to be received on or before the Plan Objection Deadline [•], 2017 at [•] [a.m/p.m.] (Central Time) in the

manner described in any order scheduling the Confirmation Hearing and Section VIII.B of this Disclosure Statement.  The Confirmation Hearing may be adjourned from time to time without further notice except for the announcement of the adjournment date made at the Confirmation Hearing or at any subsequent adjourned Confirmation Hearing.

II.

OVERVIEW OF THE DEBTORS’ OPERATIONS

A.                                    THE DEBTORS’ BUSINESSES

The Debtors are a midstream oil and gas service business that provides natural gas gathering, compression, dehydration, treating, processing, and hydrocarbon dew-point control and transportation services to natural gas marketers and third-party pipeline companies, and transloading services to crude oil producers and refiners.  As a midstream service provider, the Debtors are a critical link between companies that explore for and produce natural gas and industrial, commercial, and residential end-user markets.  The midstream industry is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas and crude oil producing wells.

The Debtors’ key assets consist of:  (a) natural gas gathering systems that include (i) 963 miles of natural gas pipeline with a total gathering capacity of 1.9 Bcfe/d4 and (ii) 12 miles of liquid natural gas pipeline with a total capacity of 20,000 Bbl/d,5 (b) two standalone gas processing plants with a combined processing capacity of 205 MMcf/d, and (c) crude oil transloading assets with a capacity of 33,541 Bbl/d.

The Debtors are headquartered in Dallas, Texas and maintain substantial business operations and office space in Katy, Texas.6

B.                                    OPERATING ASSETS

1.                                      Natural Gas Gathering Systems

a.                                      ETG System

As of the Petition Date, Debtor Azure ETG, LLC (“ETG”) owned and operated approximately 256 miles of gathering pipelines spread across San Augustine, Nacogdoches, Sabine, Panola, and Shelby Counties in eastern Texas, as well as DeSoto Parish in Louisiana (the “ETG System”).  The ETG System contains two treatment plants with a combined 350 MMcf/d of processing capacity and a LNG processing facility with a processing capacity of 5 MMcf/d (the “Fairway Plant”).  The ETG System also contains four interconnections with major interstate pipelines providing 1.75 Bcfe/d of access to

4  Bcfe/d” and “MMcf/d” mean billions or millions, respectively, of cubic feet equivalent per day, and refer to the equivalent amount of energy liberated by the burning natural gas versus crude oil, with every 6,000 cubic feet of natural gas being equal to one barrel of oil.

5  One barrel or “Bbl” means one stock tank barrel, or 42 U.S. gallons liquid volume, and is used herein in reference to crude oil or other liquid hydrocarbons.

6  The Debtors’ Chief Financial Officer, Director of Human Resources, and customer support service division are based out of the Debtors’ Katy office.

downstream markets.  A total of approximately 336,000 gross acres in the Haynesville Shale and Bossier Shale formations are dedicated to the ETG System.

b.                                      Legacy System

As of the Petition Date, Debtors Azure, LLC and Talco Midstream Assets, Ltd. (“Talco”) owned and operated approximately 666 miles of high-and low-pressure gathering lines with a total gathering capacity of 500 MMcf/d, serving approximately 100,000 dedicated acres within Harrison, Panola, and Rusk counties in Texas, and Caddo Parish in Louisiana (the “Legacy System”).  The Legacy System connects to seven major downstream markets, three third-party processing plants.  The Legacy System is not physically connected to the Tyler Facility (as defined below).

c.                                       Turkey Creek Pipeline

As of the Petition Date, Debtor Turkey Creek Pipeline, LLC owned and operated (i) a 4-inch diameter LNG pipeline with a total capacity of 10,000 Bbls/d (expandable to 15,000 Bbls/d) extending approximately two miles from the Panola System (as defined below) and (ii) a 6-inch diameter LNG pipeline with a total capacity of 10,000 Bbls/d extending approximately 11 miles from the Tyler Facility, located in Panola and Tyler Counties, Texas (the “Turkey Creek System”).  The Turkey Creek System receives LNG processed at the Panola and Tyler Facilities and connects to a trading hub located in Mont Belvieu, Texas through a third-party pipeline.

d.                                      Bethany Lateral and Stateline Facility

As of the Petition Date, Debtor Marlin Midstream, LLC (“Marlin Midstream”) owned and operated approximately six miles of 6-inch natural gas pipeline (the “Bethany Lateral”) and a natural gas treating facility (the “Stateline Facility”) that are adjacent to each other and located southeast of the town of Bethany, Louisiana.  The Stateline Facility has an aggregate CO2 treating capacity of approximately 20 MMcf/d.

2.                                      Standalone Processing Plants

a.                                      Panola System

As of the Petition Date, Debtor Marlin Midstream owned and operated a natural gas treatment and cryogenic processing plant (“Panola II”), northeast of the town of Carthage in eastern Texas, that connects to an 11-mile natural gas pipeline with a capacity of 100 MMcf/d (the “Oak Hill Lateral,” and, together with Panola II, the “Panola System”).  The Panola System consists of six dedicated residue gas compression units, amine treating equipment, and dehydration equipment with a capacity to process up to 125 MMcf/d of natural gas.  The Oak Hill Lateral gathers natural gas through a connection to a gathering system owned by Anadarko Petroleum Company.  In addition to the Oak Hill Lateral, Panola II includes interconnects to nine separate pipelines.

b.                                      Tyler Facility

As of the Petition Date, Debtor Marlin Midstream owned and operated a natural gas treatment and cryogenic processing facility in Tyler County, northeast of the town of Woodville in eastern Texas (the “Tyler Facility”).  The Tyler Facility consists of three cryogenic processing trains, two glycol dehydration units, two amine units, and three natural gas compression units with a capacity to process up to 80 MMcf/d.  Persistent low volumes have made it unprofitable to continue operating the Tyler Facility, and the Debtors idled it in the fourth quarter of 2015.

3.                                      Logistics Assets

Through mid-2016, Debtor Marlin Logistics, LLC (f/k/a FuelCo Energy, LLC) (“Marlin Logistics”) owned and operated four crude oil transloading facilities with a combined transloading capacity of 33,542 Bbls/d.  The transloading facilities, which included eight skid transloaders and eight ladder transloaders (the “Logistics Assets”), transferred crude oil from third-party tanker trucks to railcars using either a skid transloader or a ladder transloader.  For the year ended December 31, 2015, Associated Energy Services, LP (“AES”), a subsidiary affiliate of NuDevco, accounted for all of the revenues generated by the Debtors’ Logistics Assets.  In early 2016, pursuant to the AES Settlement discussed in further detail below, all of the Debtors’ contracts with AES relating to the Logistics Assets were terminated.  The Debtors have been unsuccessful in procuring contracts to replace a substantial amount of the revenue formerly generated by AES.  In order to minimize operational costs, the Debtors shut down two of the transloading facilities and consolidated operations of the Logistics Assets in the operating footprint of the Debtors’ facility in Salt Lake City, Utah.

C.                                    ORGANIZATIONAL STRUCTURE

The Debtors are a publicly-traded master limited partnership organized for the purpose of acquiring, developing, and operating midstream energy assets relating to (i) the gathering, transport, and processing of liquid natural gas and (ii) crude oil logistics services.  The Debtors consist of eight operating entities, including Azure Midstream Partners (“Azure”) and Azure Midstream Partners GP, LLC (“Azure General Partner,” and, together with Azure, the “Partnership”), and four non-operating entities (collectively, with the Partnership and the operating entities, the “Company”).  Azure General Partner owns the general partnership interest in Azure.  Non-Debtor privately-held affiliate Azure Midstream Energy LLC (“AME”) owns all the member interests of Azure General Partner.  AME also owns midstream energy assets, independent of its interests in Azure General Partner, either directly or through its affiliates (AME and such non-Debtor affiliates, collectively, the “Non-Debtor Affiliate Company”).

Since the formation of the Partnership, the Debtors have expanded and contracted through the purchase and sale of midstream assets.  A diagram that reflects the Debtors’ current corporate structure is annexed hereto as Exhibit B.

D.                                    CORPORATE HISTORY AND CAPITAL STRUCTURE

1.                                      Current Ownership of Partnership Interests and IDR Units

Azure is a publicly traded master limited partnership that was first listed on the NASDAQ global exchange (“NASDAQ”) on July 31, 2013, trading under the symbol “FISH”.  Beginning on May 29, 2015, Azure’s Common Units (defined below) traded on the New York Stock Exchange, (the “NYSE”) under the symbol “AZUR” until June 3, 2016, when they were delisted for failure to comply with the NYSE’s continued listing standards.  Thereafter, the Common Units continued to trade over the counter.  As of the Petition Date, individual Common Units traded at $0.84 per unit, representing a total market capitalization of $9.84 million.

As of the date of this Disclosure Statement, non-Debtor affiliate AME owned and controlled all of Azure General Partner through its ownership of 429,365 general partner units representing all of the outstanding member interests in Azure General Partner.  Additionally, AME owns 255,319 of the limited partner interests in Azure (the “Common Units”), comprising approximately 2.3% of all outstanding Common Units and 100% of all outstanding incentive distribution rights (discussed in more detail below).7  The remaining 11,029,022 Common Units, comprising approximately 97.7% of all outstanding limited partner interests in Azure, are publicly held.  With the exception of Azure General Partner, all Debtors are wholly owned, either directly, or indirectly, by Azure.

2.                                      Formation of the Partnership

In July of 2013 NuDevco formed the Partnership through a series of coordinated transactions described in detail below:

a.                                      The NuDevco Contribution

Before the formation of the Partnership, Debtors Marlin Midstream and Marlin Logistics were subsidiaries of NuDevco.  NuDevco formed the Partnership in July 2013 and contributed to the Partnership Marlin Midstream and Marlin Logistics, whose primary midstream assets at that time consisted of: (a) the Panola System, (b) Panola I (as defined below), (c) the Tyler Facility, (d) certain of the Logistics Assets, (e) the Turkey Creek Pipeline, and (f) the Lake Murvaul System (as defined below).  As discussed in further detail below, the Debtors sold the Lake Murvaul System and Panola I in August 2016.

In exchange for NuDevco’s contribution to the Partnership of Marlin Midstream and Marlin Logistics: (i) NuDevco Midstream Development, LLC (a wholly owned subsidiary of NuDevco) (“NuDevco Midstream”) received (a) 1,849,545 Common Units comprising a 10.4% limited partner interest in the Partnership; and (b) 8,724,545 subordinated units (the “Subordinated Units”) comprising a 49.0% limited partner interest in the Partnership, and all of the ownership interests in Azure General Partner8 and (ii) Marlin IDR Holdings, LLC (a wholly owned subsidiary of NuDevco Midstream) (“IDRH”) received all issued IDR Units (as defined below).  Azure General Partner received 356,104 Common Units, comprising 2.0% of the limited partner interests.  The remaining 38.6% of limited partner interests were sold to the general public in the IPO (as defined below).

b.                                      The Partnership Agreement

In connection with the formation of the Partnership, on July 31, 2013, Azure and Azure General Partner entered into a partnership agreement (as amended on February 27, 2015, the “Partnership Agreement”).  Pursuant to the Partnership Agreement, 45 days after the end of each quarter, holders of Common Units are entitled to receive, out of any operating surplus, a minimum quarterly distribution of $0.35 per unit (the “Minimum Quarterly Distributions”).  Holders of incentive distribution rights (“IDR Units”) are entitled to receive an increasing percentage of 13%, 23%, and 48% of quarterly distributions of available cash from operating surplus after all Minimum Quarterly Distributions have been made and certain target distribution levels have been achieved (the “IDR Distributions”).  The target distribution levels are defined within the Partnership Agreement.  All Minimum Quarterly Distributions and IDR Distributions have been suspended since February 1, 2016.

7  AME also owns midstream energy assets, independent of its interests in the Debtors, either directly or through its affiliates.

8  The Partnership contemporaneously transferred to affiliates of NuDevco: (i) a 50% interest in a CO2 processing facility located in Monell, Wyoming; (ii) certain transloading assets and purchase commitments owned by Marlin Logistics, but not subject to any service contracts; (iii) certain property, plant, and equipment and other equipment not yet in service; and (iv) certain other immaterial contracts.

c.                                       The Original Omnibus Agreement

On July 31, 2013, the Debtors entered into an omnibus agreement with NuDevco (the “Original Omnibus Agreement”).  Under the Original Omnibus Agreement, the Debtors received a right of first offer to purchase certain of NuDevco’s midstream energy assets during the five-year period following the closing of the IPO.  The Original Omnibus Agreement also provided that NuDevco would provide management and administrative services to the Debtors and that the Debtors would reimburse NuDevco for any corresponding fees and expenses in connection therewith.

d.                                      The AES Services Agreement

On July 31, 2013, Marlin Midstream entered into a series of three-year agreements with AES pursuant to which Marlin Midstream would provide gas gathering, processing, and crude oil logistics and transloading services to AES (the “AES Services Agreements”).  The AES Service Agreements provided for a minimum volume commitment of 18,980 Bbls/d in connection with gas gathering and processing services and 577,309 Bbls/month in connection with transloading services.  AES’ obligations under the AES Service Agreements were supported by a $15 million letter of credit (the “AES LC”).  When the AES Service Agreements were executed in 2013 they generated approximately $16.2 million in total annual revenue for the Partnership.  By the end of 2015, they generated approximately $29 million in total annual revenue.

e.                                       The IPO

On July 31, 2013, Azure completed an initial public offering, placing 6,875,000 Common Units comprising 38.6% of the limited partner interests in the Partnership (the “IPO”).  Azure’s Common Units initially traded on NASDAQ under the symbol FISH.  From May 29, 2015 through June 3, 2016, the Common Units traded on the NYSE under the symbol “AZUR”, when they were delisted for failure to comply with the NYSE’s continued listing standards.  Thereafter, the Common Units continued to trade over the counter.

3.                                      Acquisition of the Legacy Assets

On January 14, 2015, the Partnership entered into an agreement (the “Transaction Agreement”) with AME, NuDevco Midstream, and IDRH, whereby the Partnership acquired the Legacy System.  Specifically, under the terms of the Transaction Agreement, the Partnership acquired Debtors Talco Midstream Assets, Ltd. and Azure TGG, LLC, which own and operate the assets that constitute the Legacy System, from AME.  In return, AME received (i) $99.5 million in cash, (ii) 90% of all IDR Units, and (iii) all of the General Partner Units in Azure General Partner.  To effectuate the transfer of the IDR Units from IDRH to AME, the Partnership redeemed 90% of the IDR Units from IDRH for $63 million in cash.  Following consummation of the Transaction Agreement, IDRH owned 10% of all IDR Units.  The Debtors financed the acquisition of the Legacy System by drawing on their Prepetition Credit Facility.  As part of the transaction, the AES Services Agreements were extended for five years from the closing of the Transaction Agreement.

4.                                      The Omnibus Agreement

On February 27, 2015, the Partnership and AME entered into a new omnibus services agreement (the “Omnibus Agreement”) that superseded the Original Omnibus Agreement.  Under the Omnibus Agreement, AME (a) procures insurance coverage on behalf of the Partnership and pays all costs related to such coverage (the “Insurance Coverage”), (b) pays certain costs related to the Debtors’

employees,9 including wages, payroll taxes, and other related administrative costs (the “Payroll Obligations”), (c) pays certain of the Debtors’ general administrative costs, including real property and equipment lease obligations, supplies, utilities, and property taxes (the “G&A Obligations”), and (d) pays certain costs related to services provided by third-parties for the benefit of the Debtors, including outside audit services, outside legal services, an employee credit card program, and other services (the “Third-Party Services,” and, together with the Payroll Obligations, the Insurance Coverage, and the G&A Obligations, the “Covered Obligations”).

Under the Omnibus Agreement, AME submits invoices to the Debtors on the 25th day of each month for reimbursement of all costs associated with provision of the Covered Obligations attributable to the Debtors in such month.  However, the Debtors directly cover all costs for all Employees that relate to (a) paid time off including sick days and vacation days, short-term disability benefits (includes maternity leave), bereavement leave, jury duty leave, and military leave; (b) medical, dental, vision, and prescription drug benefits, life insurance, accidental death and dismemberment insurance, long-term disability, and health savings accounts; and (c) any matching contributions pursuant to the Debtors’ 401(k) plan (collectively, the “Employee Benefits”).10  Any Employee Benefits that are allocable to AME on account of the Shared Employees or the Employees who provide services exclusively to AME are credited against the Debtors’ reimbursement obligations under the Omnibus Agreement.  As of the Petition Date, the Debtors have paid all amounts invoiced by AME under the Omnibus Agreement.

5.                                      Acquisition of the ETG System

On August 6, 2015, the Partnership entered into a contribution agreement (the “Contribution Agreement”) with AME.  Pursuant to the Contribution Agreement, AME contributed to the Partnership all outstanding membership interests in ETG, the entity that owns and operates the ETG System.  As consideration for the contribution of ETG, AME received $80 million in cash and 255,319 Common Units.  The Partnership financed the cash portion of the ETG acquisition price by drawing on the Prepetition Credit Facility.

6.                                      The AES Settlement

In early 2016, AES defaulted on its obligations to the Debtors under the AES Service Agreements.  The Debtors ultimately settled the matter with AES by entering into a settlement agreement with AES, NuDevco Midstream, and IDRH, on March 30, 2016 (the “AES Settlement Agreement”).  Under the AES Settlement Agreement:  (i) the Debtors drew the full amount of the $15 million AES LC and applied the proceeds to pay down outstanding debt under the Prepetition Credit Facility; (ii) the AES Service Agreements were terminated effective as of January 1, 2016; (iii) NuDevco Midstream surrendered all of the Subordinated Units and 1,939,265 Common Units to the Partnership; (iv) IDRH surrendered 10

9  The Debtors currently employ ninety-six (96) employees (the “Employees”).  Thirty-eight (38) Employees provide services exclusively for the Debtors (“Dedicated Employees”), twenty-six (26) Employees provide services exclusively for AME, and thirty-two (32) Employees provide services for the Debtors and AME (the “Shared Employees”).

10  For a more detailed discussion of the Employee Benefits, see the Debtors’ Emergency Motion for Entry of Interim and Final Orders (I) Authorizing Debtors To (A) Pay Prepetition Wages, Salaries, Employee Benefits, and Other Compensation, (B) Maintain Employee Benefit Programs and Pay Related Administrative Obligations, and (C) Pay Temporary Employee Obligations, and (II) Directing Financial Institutions to Receive, Process, Honor, and Pay All Checks Presented for Payment and to Honor All Fund Transfer Requests Related to Such Obligations Pursuant to Sections 105(a), 363(b), and 507 of the Bankruptcy Code and Bankruptcy Rules 6003 and 6004 (the “Employee Motion”)[Dkt. No. 7].

IDR Units (comprising 10% of all outstanding IDR Units) to the Partnership; and (v) the parties to the AES Settlement released each other from all claims relating to the AES Service Agreements and certain other related claims.

7.                                      The Panola and Murvaul Sale

By the fourth quarter of 2016, as described below, the Debtors had been operating under default waivers of certain leverage covenants in the Credit Agreement for nearly 15 months.  The Debtors sought to come into compliance with their Consolidated Total Leverage Ratio, as defined in the Credit Agreement by increasing their EBITDA through the elimination of fixed operating costs and reducing outstanding debt.  To that end, on August 4, 2016, Marlin Midstream entered into an agreement for the sale to AMP ETX Gathering, LLC of (a) a 51.1 mile piece of natural gas pipeline, including related compression and gathering facilities and associated tracts of real property, surface leases, easements, and rights-of-way, located in Panola and Rusk Counties, Texas (the “Murvaul System”) and (b) a 100 MMcf/d natural gas processing plant located in Panola County Texas (“Panola I”) for an agreed purchase price of $44.9 million in cash, less certain agreed-upon adjustments in respect of ad valorem taxes.  The Debtors used $41 million of the sale proceeds to pay down outstanding debt under the Prepetition Credit Facility.  The Debtors estimate that sale of the Murvaul System and Panola I increased annual EBITDA by about $1.5 million through fixed expense reductions associated therewith.

8.                                      Prepetition Indebtedness

a.                                      The Prepetition Credit Agreement and Prepetition Credit Facility

The Debtors are parties to that certain credit agreement, dated as of February 27, 2015 (as amended from time to time, the “Prepetition Credit Agreement,” and the senior secured revolving credit facility thereunder, the “Prepetition Credit Facility”), by and among Azure, all of its Debtor subsidiaries, as guarantors, Wells Fargo Bank, N.A., as administrative agent (the “Administrative Agent”), and certain lenders thereto.  The Prepetition Credit Facility provides a total borrowing capacity of up to $250 million.  Borrowings under the Prepetition Credit Facility bear interest at:  (i) the LIBOR Rate, as defined in the Prepetition Credit Agreement, plus an applicable margin of 3.25% to 4.25%; or (ii) the Base Rate, as defined in the Prepetition Credit Agreement plus an applicable margin of 2.25% to 3.25%, in each case, based on the Consolidated Total Leverage Ratio, as defined in the Prepetition Credit Agreement.  The maturity date of the Prepetition Credit Facility is February 27, 2018.  The Debtors’ obligations under the Prepetition Credit Facility are secured by substantially all the Debtors’ assets.  As discussed in further detail below, since October of 2015, to prevent a default under the Prepetition Credit Agreement, the Debtors have entered into seven limited duration waiver agreements and two amendments to the Prepetition Credit Agreement.  As of the Petition Date, approximately $174.5 million was outstanding under the Prepetition Credit Facility.

b.                                      Other Indebtedness

As of the Petition Date, in addition to their secured debt obligations under the Prepetition Credit Facility, the Debtors owed approximately $2.3 million in outstanding secured obligations under their various gas gathering agreements.  The Debtors also owed approximately $5.4 million in outstanding unsecured prepetition obligations, which include (a) $444,000 in employee claims, (b) $688,000 in vendor and trade claims, and (c) $4.2 million in tax and other priority claims.

E.                                    PENDING LITIGATION

•                  The Debtors are currently involved in proceedings in the Harrison County Central Appraisal District (the “CAD”) related to certain ad valorem tax assessments for the years 2014, 2015, and 2016.  Case No. 2016-01595/Protest No. 30352.  On March 13, 2017, Debtor Azure TGG, LLC (“TGG”) filed suit against the CAD under Case No. 17-0196T, 71st Judicial District Court, Harrison County, Texas.  TGG’s suit asserts that the CAD and its Appraisal Review Board incorrectly appraised Azure’s oil and gas pipelines and gathering systems located within Harrison County as of January 1, 2014, 2015 and 2016.

•                  Debtor ETG is involved in eminent domain proceedings in the 273rd District Court of Sabine County, Texas in connection with a right-of-way granted to ETG.  TPF II East Texas Gathering, LLC v. Bobbie Torrence, et al., Case No. 12664.

•                  The Debtors are involved in employment litigation in Harris County, Texas.  Floyd Woodfork v. Nudevco Midstream Development LLC and Marlin Midstream LP, EEOC Charge No. 460-2105-00673, Cause No. 2106-47188, 334th Judicial District, Harris County, Texas.

III.

KEY EVENTS LEADING TO THE COMMENCEMENT
OF THE CHAPTER 11 CASES

A.                                    THE SUSTAINED DROP IN OIL AND GAS PRICES

The oil and gas industry has been enduring one of the longest and deepest troughs in oil and gas prices in recent history.  The downturn has led many exploration and production companies, whose businesses are directly impacted by price fluctuations in commodities, to sizably reduce their capital and operating expenditures relating to hydrocarbon production and drilling activities, causing a substantial reduction in the volumes serviced by midstream service providers such as the Debtors.  In early 2016, crude oil and natural gas spot prices reached multi-year lows of approximately $26 per Bbl and $1.50 per MMBtu, respectively.  This represented a decline in oil prices of more than 75% from a peak of over $105 per Bbl in mid-year 2014 and a decline in natural gas prices of more than 74% from a peak of over $5.8 per MMBtu in early 2014.

As a result of the downturn, in 2015, Anadarko Petroleum Corporation (“Anadarko”), one of the Debtors’ largest customers, chose not to renew a significant contract that generated approximately $7.5 million in total revenue in 2015.  The continued weakness in natural gas and crude oil prices pushed AES to default on its obligations under the AES Agreements in early 2016.  The AES Agreements generated $29.1 million of the Debtors’ total revenue in 2015, comprising 36% of the Debtors’ total annual revenue.  Collectively, the Anadarko contracts and the AES Agreements generated 45% of the Debtors’ total revenues in 2015.  Although the Debtors were able to make up for some of the lost revenues through other contracts, total revenue in the first three quarters of 2016 decreased approximately 14% from total revenue in the first three quarters of 2015 (from $61.3 million to $53.0 million).

B.                                    DEFAULT UNDER THE PREPETITION CREDIT AGREEMENT

The reduction in the Debtors’ revenues also led to a material reduction in their EBITDA, and by the fourth quarter of 2015, the Debtors had fallen out of compliance with certain debt and liquidity covenants under the Credit Agreement (the “Covenant Defaults”).  To comply with leverage covenants under the Credit Agreement, on October 26, 2015, the Debtors entered into the second amendment to the

Credit Agreement (the “Second Amendment”), retroactively raising the Debtors’ Consolidated Total Leverage Ratio from 5:1 (as defined in the Credit Agreement) for the quarter ended September 30, 2015, to 5.25:1, and further increasing the Consolidated Total Leverage Ratio for the quarter ending December 31, 2015 to 6:1.  The Second Amendment also reduced the borrowing capacity under the Prepetition Credit Facility from $250 million to $238 million and mandated the suspension of distributions to holders of Common Units.

Due to the drop in revenue from the loss of several of their key revenue-generating contracts, the report of the Debtors’ independent registered public accounting firm that accompanied the Debtors’ 2015 audited consolidated financial statements expressed substantial doubt about the Debtors’ ability to continue as a going concern, which constituted an event of default under the Credit Agreement.  On March 29, 2016, the Debtors entered into the third amendment to the Credit Agreement (“Third Amendment”), which permanently waived this event of default and waived the Debtors’ obligations to comply with the Consolidated Total Leverage Ratio and the Consolidated Interest Ratio through June 30, 2016.

On June 30, 2016, the Debtors entered into a Limited Duration Waiver Agreement (the “First Waiver”) extending the waiver of the Covenant Defaults through August 12, 2016 and further reducing the borrowing capacity under the Credit Agreement to $214.7 million.

On August 12, 2016, the Debtors entered into a second Limited Duration Waiver Agreement (the “Second Waiver”) extending the waiver of the Covenant Defaults through September 27, 2016, further reducing the borrowing capacity under the Credit Agreement to $173.7 million, and imposing restrictions on capital expenditures.

On September 27, 2016, the Debtors entered into a third Limited Duration Waiver Agreement (the “Third Waiver”).  The terms of the Third Waiver extended the waiver of the Covenant Defaults through October 28, 2016.  The Third Waiver also required the Debtors to deliver to the Prepetition Secured Lenders either a sale plan or a capital raise plan by October 11, 2016.

On October 28, 2016, the Debtors entered into a fourth Limited Duration Waiver Agreement (the “Fourth Waiver”) extending the waiver of the Covenant Defaults through November 30, 2016.  The Fourth Waiver also required that by November 15, 2016 the Debtors set up a data room containing information to be provided to potential equity investors or potential purchasers of the Assets.

On November 30, 2016, the Debtors entered into a fifth Limited Duration Waiver Agreement (the “Fifth Waiver”) extending the waiver of the Covenant Defaults through December 18, 2016.  The Fifth Waiver also required the Debtors to enter into an agreement with respect to a sale of the Assets no later than December 18, 2016.

On December 16, 2016, the Debtors entered into a sixth Limited Duration Waiver Agreement (the “Sixth Waiver”) further extending the waiver of the Covenant Defaults through January 15, 2017.  The Sixth Waiver also required that the Debtors submit by January 12, 2017 a certification to the Prepetition Secured Lenders that the sale and marketing process of the Assets had been substantially completed.

On January 14, 2017, the Debtors entered into a seventh Limited Duration Waiver Agreement (the “Seventh Waiver”) further extending the waiver of the Covenant Defaults through January 30, 2017.  The Debtors were unable to obtain an additional waiver thereafter.

C.                                    NEGOTIATIONS WITH STAKEHOLDERS

Over the course of the last 17 months, the Debtors, with the cooperation of the Prepetition Secured Lenders, have explored various paths toward compliance with the Credit Agreement.  The Debtors were able to sell the Murvaul System and Panola I, as discussed above, resulting in a $40 million paydown of the Prepetition Credit Facility and an effective increase of $1.5 million in annual EBITDA on account of related cost-savings.  The Debtors sought an equity infusion as well, but because of the continued weakness in the energy sector there was little appetite for an equity offering.  With limited options available to remedy their leverage concerns and Covenant Defaults, the Debtors, with the support of the Prepetition Secured Lenders, began to explore a sale of their businesses as a going concern.

In light of these circumstances, the Debtors engaged Weil as restructuring counsel and Evercore as financial advisor and investment banker to work with Azure’s management to solicit and evaluate bids for the Assets.  The Debtors subsequently engaged A&M as restructuring advisors to assist them with operations during the Chapter 11 Process.

D.                                    MARKETING PROCESS

On November 23, 2015, the Debtors retained Evercore to market a sale of the Assets.  In late 2015 and continuing into 2016, Evercore, along with certain of the Debtors’ other advisors, advised on a dual-track process to explore options for either a potential sale of the Debtors or a preferred equity investment in the Debtors.  As part of the sale process, the Debtors’ advisors contacted 20 potential transaction partners, including strategic buyers (i.e., companies already operating in the oil and gas industry) and financial buyers (such as private equity firms) to gauge interest in a potential transaction.  The Debtors received four proposals for a potential sale during this phase of the marketing process.  Of the sale proposals received, two proposals implied values for the Debtors below prepetition debt levels, another proposal contemplated a joint venture with no cash consideration, and the final proposal was to only acquire Panola I.  Subsequently, Evercore and the Debtors continued discussions with private equity firms and other parties potentially interested in either an equity investment in the Debtors or an outright purchase of the Assets, and engaged in a new marketing process for the Assets.

From November 2016, Evercore had engaged with over 70 strategic and financial counterparts, including MLPs, public midstream C-Corporations, privately-held midstream oil and gas companies, and potential financial sponsors in its efforts to market the Assets.  During this second-stage marketing process, parties that executed confidentiality agreements were granted access to an electronic data room containing significant diligence and other confidential information about the Debtors’ businesses.  Twenty-five different parties ultimately executed confidentiality agreements.  As a result of Evercore’s extensive marketing efforts, the Debtors received eleven indications of interest for either an acquisition of all or a portion of the Assets or for a partial refinancing of the Debtors’ prepetition secured debt.  From those indications of interest, the Debtors qualified seven bidders to move to a second stage process.  Bidders moving to the second stage were provided with access to a second data room with additional information about the Assets.  The Debtors received three second-stage bids on January 26, 2017.  In evaluating the proposals, the Debtors and Evercore analyzed, among other things: (i) the consideration offered by each potential buyer, (ii) the conditions to be imposed by each potential buyer, including the conditions to closing, (iii) the potential buyer’s ability to close a transaction, (iv) the proposal’s impact on the Debtors’ secured lenders and trade creditors, and (v) the proposals’ treatment of and effect on the Debtors’ employees.

After extensive deliberations with their advisors and separate negotiations with the potential bidders that participated in the second stage of the process, the Debtors elected to proceed with the bid submitted by M5 Midstream LLC (the “Stalking Horse Bidder”) as the highest or otherwise best bid received for the Assets, subject to the Debtors’ receipt of any higher or otherwise better bids.

On February 10, 2017, the Debtors and the Stalking Horse Bidder entered into a purchase and sale agreement (the “Stalking Horse Agreement”) representing a binding bid for the Assets, subject to overbid.  The total consideration available to the Debtors under the Stalking Horse Agreement was approximately $151,100,000.00, subject to certain adjustments (the “Stalking Horse Purchase Price”).  The Stalking Horse Agreement included provisions for the payment of a break-up fee and a capped expense reimbursement payable to the Stalking Horse Bidder should the Debtors ultimately enter into a sale transaction for substantially the same assets that are the subject of the Stalking Horse Agreement with another bidder (the “Bid Protections”).  As described in greater detail in Section IV.C below, the Debtors subsequently filed a motion seeking (i) approval of the Stalking Horse Agreement and (ii) approval of certain Bid Procedures (as defined below).

On March 6, 2017, BTA Gathering LLC (“BTA”) submitted a competing bid to purchase the Assets for $160,000,000.00 and provided to the Debtors a draft purchase and sale agreement (the “BTA Purchase Agreement”).  As discussed in more detail in Section IV.D below, pursuant to the Bid Procedures Order, the Debtors conducted an auction for the Assets on March 10, 2017.

IV.

KEY EVENTS DURING THE CHAPTER 11 CASES

A.                                    COMMENCEMENT OF THE CHAPTER 11 CASES AND FIRST DAY MOTIONS

On the Petition Date, the Debtors filed various “first-day” motions (collectively, the “First Day Pleadings”) seeking certain immediate relief from the Bankruptcy Court designed to allow the Debtors to continue to operate in chapter 11 and avoid irreparable harm due to the commencement of the Chapter 11 Cases.  A description of the First Day Pleadings is set forth in the Declaration of Ed Mosley in Support of the Debtors’ Chapter 11 Petitions and Related Relief [Dkt. No. 15].  The Bankruptcy Court granted substantially all of the relief requested in the First Day Pleading on either a final or interim basis and entered various orders authorizing the Debtors to, among other things:

•                  Continue the use of the Debtors’ cash management system, bank accounts, and business forms;

•                  Continue paying employee wages and benefits;

•                  Pay prepetition claims of trade creditors and vendors;

•                  Pay certain prepetition taxes and assessments; and

•                  Establish procedures for utility companies to request adequate assurance of payment and to prohibit utility companies from altering or discontinuing service.

B.                                    CASH COLLATERAL

On the Petition Date, the Debtors filed a motion to use cash collateral and provide adequate protection to the Prepetition Secured Lenders in connection therewith.  The Bankruptcy Court entered a final order approving the use of cash collateral on February 23, 2017 [Dkt. No. 121].  The Cash Collateral Order permits the Debtors to use Cash Collateral through May 31, 2017.

The Cash Collateral Order contains the following milestones that establish a dual-track process for the Debtors to pursue the Sale Transaction followed by a liquidating plan.  The Debtors successfully met all such milestones.

Case Milestones:

Milestone	Date
File Motion to Approve Bid Procedures and Establish Auction Date	February 10, 2017
Each Debtor shall filed their respective statement of financial affairs and schedule of assets and liabilities	February 20, 2017
Obtain Order Approving Stalking Horse Agreement and Bid Procedures Motion	March 6, 2017
Conduct Auction	March 13, 2017
Obtain Sale Order	March 16, 2017
File Plan of Liquidation and Disclosure Statement	March 20, 2017[11]
Consummate Sale	March 31, 2017

C.                                    BID PROCEDURES

On February 10, 2017, the Debtors filed the Expedited Motion for Entry of (I) Order Approving (A) Bid Procedures, Including Procedures for Selection of Stalking Horse Bidder, (B) Procedures for Assumption and Assignment of Certain Executory Contracts and Unexpired Leases and Related Notices, (C) Notice of Auction, Stalking Horse Hearing and Sale Hearing, and (D) Related Relief and (II) Order (A) Approving Sale of Substantially All of Debtors’ Assets Free and Clear of Liens, Claims, Encumbrances and other Interests, (B) Approving Assumption, Assignment and Sale of Certain Executory Contracts and Unexpired Leases and Related Cure Amounts, and (C) Granting Related Relief [Dkt. No 78] (the “Sale and Bid Procedures Motion”).  On February 23, 2017, without objection, the Bankruptcy Court entered the Order Approving (A) Bid Procedures, (B) Procedures for Assumption and Assignment of Certain Executory Contracts and Unexpired Leases and Related Notices, (C) Notice of Auction, Stalking Horse Hearing and Sale Hearing, and (D) Related Relief [Dkt. No. 116] (the “Bid Procedures Order”).

The Bid Procedures Order, as set forth below, establishes a timeline and related deadlines in connection with the Sale Transaction.  The Debtors have complied with all the deadlines set forth in the Bid Procedures Order.

Bid Procedures Timeline:

Deadlines/Key Dates	Date
Deadline to File Notice of Assumption and Assignment and Schedule of Proposed Cure Costs	February 24, 2017
Deadline to Serve Sale Hearing Notice	February 27, 2017
Sale Hearing Notice Publication Deadline	March 1, 2017
Bid Deadline	March 6, 2017
Deadline to File Rights Notice	March 6, 2017
Deadline to Notify Qualified Bidders	March 8, 2017
Auction (if required)	March 10, 2017
Deadline to Object to Sale Transaction	March 13, 2017
Assumption and Assignment Objection Deadline	March 13, 2017
Sale Hearing	March 15, 2017

11  The Cash Collateral Order originally contained a milestone establishing February 10, 2017 as the deadline to file a plan of liquidation and related disclosure statement.  The Debtors and the Prepetition Secured Lenders subsequently amended this milestone on several occasions to reflect the current deadline of March 20, 2017.

The bid procedures (the “Bid Procedures”) required that any competing bid for the Assets must, at a minimum, exceed the Stalking Horse Purchase Price by an amount equal to or greater than the aggregate amount of:  (i) 3% of the Stalking Horse Purchase Price (the “Break-Up Fee”), (ii) an expense reimbursement capped at $1,000,000.00 (the “Expense Reimbursement”), and (iii) an initial overbid amount of $1,000,000.00.  All subsequent overbids were to be at least $500,000.00.  The Bid Procedures also required any party seeking to make a competing bid to deposit an amount equal to 10% of the offered purchase price for the Assets (the “Good Faith Deposit”) in an escrow account established by the Debtors.  Pursuant to the Bid Procedures, the Debtors were required to designate any competing bidder as a “Qualified Bidder” no later than March 8, 2017 (the “Qualified Bid Deadline”).  If the Debtors designated a competing bidder as a Qualified Bidder by the Qualified Bid Deadline, then the Debtors could conduct an auction for the Assets as early as March 10, 2017, or such other time as designated by the Debtors.

The Bid Procedures Order also required that the Debtors file and serve, no later than February 24, 2017, on all counterparties to any of the Debtors’ executory contracts and unexpired leases (together, the “Contracts”) and all parties who requested notice in the Chapter 11 Cases (collectively, the “Contract Notice Parties”), a notice of assumption, assignment, and sale (the “Notice of Assumption”) listing all of the Contracts that the Stalking Horse Bidder proposed to be assumed, assigned, and sold to it in connection with the sale of the Assets (each, an “Assumed Contract”), including the Debtors’ calculation of the amount necessary to cure all monetary defaults (the “Cure Costs”) for each Assumed Contract.  The Debtors timely filed and served the Notice of Assumption [Dkt. No. 124].  On March 2, 2017, the Debtors filed and served a supplement to the Notice of Assumption [Dkt. No. 133].  Additionally, any party that believed that a sale of the Assets would in any way impair or encumber their property rights, the Bid Procedures order set a deadline of March 6, 2017 to file and serve a notice on the Debtors identifying the nature of any impairment of property rights (the “Rights Notice”).  The Debtors received two such notices.

D.                                    AUCTION AND SALE HEARING

On March 6, 2017, BTA submitted the BTA Purchase Agreement to the Debtors, and deposited an amount equal to 10% of the purchase price into an escrow account established by the Debtors.  On March 7, 2017 the Debtors notified the Stalking Horse Bidder that the Debtors had determined, in consultation with their advisors and the advisors to the Administrative Agent, BTA’s bid to be a Qualified Bid pursuant to the Bid Procedures.  The Debtors conducted an auction (the “Auction”) for the Assets on March 10, 2017.  At the conclusion of the Auction, the Debtors, in consultation with their advisors and the advisors to the Administrative Agent, selected the final bid submitted at the Auction by BTA for a purchase price of $189,000,000.00 (the “Successful Bid”) with BTA serving as the successful bidder.  Net of Bid Protections due to the Stalking Horse Bidder, the Successful Bid represented an approximately 21% increase over the bid submitted by the Stalking Horse Bidder at the time the Bid Procedures Order was entered.  The Debtors, in consultation with their advisors and the advisors to the Administrative Agent, selected the final bid submitted at the Auction by the Stalking Horse Bidder for a purchase price of $188,000,000.00 as the back-up bid (the “Back-Up Bid”) with the Stalking Horse Bidder serving as the back-up bidder (the “Back-Up Bidder”).  Following the Auction, the Debtors and BTA continued to negotiate the BTA Purchase Agreement, and on March 14, 2017, BTA and the Debtors executed an amended version of the BTA Purchase Agreement (the “Final BTA Purchase Agreement”).

Pursuant to the Bid Procedures Order, on March 15, 2017, the Bankruptcy Court conducted a hearing to consider approval of the sale of the Assets to BTA, free and clear of all Liens, Claims, Interests, and encumbrances in accordance with section § 363(f) of the Bankruptcy Code (the “Sale Hearing”).  All objections to the Sale Transaction were resolved prior to the Sale Hearing and the Bankruptcy Court entered an order approving the sale of the Assets to BTA on March 15, 2017 [Dkt. No. 72] (the “Sale Order”).

E.                                    SCHEDULES AND BAR DATES

On February 15, 2017, the Debtors filed their schedules of assets and liabilities, schedules of executory contracts and unexpired leases (collectively, the “Schedules”), and statements of financial affairs [Dkt. Nos. 81-104].

On January 31, 2017, the Bankruptcy Court entered the Order Granting Complex Chapter 11 Bankruptcy Case Treatment (the “Complex Designation Order”).  The Complex Designation Order stated that unless a different date is subsequently ordered by the Bankruptcy Court, the bar date for the filing of Proofs of Claim and proofs of interest is (i) 180-days after the petition date for Governmental Units (the “Governmental Bar Date”) and (ii) for all other entities, 90-days after the first date set for the meeting of creditors under section 341 of the Bankruptcy Code (the “General Bar Date”).

On February 22, 2017, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing the following bar dates for filing Claims in the Chapter 11 Cases:

•                  March 27, 2017 at 5:00 p.m. (Central Time) as the deadline for each person or entity, not including governmental units to file Proofs of Claim in respect of any prepetition Claims against any of the Debtors (the “Revised General Bar Date”);

•                  if the Debtors amend or supplement their Schedules, the later of (x) the Revised General Bar Date or (y) twenty-one (21) days after the claimant is served with notice of the applicable amendment or supplement to the schedules (the “Amended Schedule Bar Date”); and

•                  with respect to any Claims that arise in connection with the Debtors’ rejection of Executory Contracts or Unexpired Leases pursuant to section 365 of the Bankruptcy Code, the later of (x) the Revised General Bar Date, or (y) twenty-one (21) days after the entry an order of the Bankruptcy Court authorizing the Debtors’ rejection of the applicable Executory Contract or Unexpired Lease (the “Rejection Bar Date”).

F.                                     REJECTION MOTION AND RIGHTS NOTICE

Debtor Talco and BP America Production Company (“BP”) are parties to that certain master gas gathering agreement dated January 29, 1993 (as amended on June 4, 2013 and April 6, 2016, the “Gathering Agreement”).  The Debtors filed a motion to reject the Gathering Agreement [Dkt. No. 139] (the “Rejection Motion”) on March 6, 2017.  The Rejection Motion is set for hearing on March 23, 2017.

On March 6, 2017, in accordance with the Bid Procedures Order, BP filed and served a Rights Notice on the Debtors asserting that certain of its rights under the Gathering Agreement may be encumbered due to a sale of the Assets.  The Sale Order includes a provision whereby BP reserves certain preferential purchase rights under the Gathering Agreement in connection with certain of the Assets.

G.                                   SEVERANCE MOTION

On March 3, 2017, the Debtors filed the Expedited Motion of Debtors for Entry of an Order Authorizing Debtors to Pay Severance to Non-Insider Employees Pursuant to Sections 363 and 503(c) of the Bankruptcy Code [Dkt. No. 136] (the “Severance Motion”).  Through the Severance Motion, the Debtors seek authority to continue performing under a modified version of their historical severance program for the benefit of certain non-insider employees whose employment is involuntarily terminated

(collectively, the “Eligible Employees”) whereby the Eligible Employees will receive severance payments up to an aggregate cap of $500,000.00.  The Severance Motion has not yet been set for hearing.

V.

THE PLAN

A.                                    INTRODUCTION

This section of the Disclosure Statement summarized the Plan, a copy of which is annexed as Exhibit A hereto.  This summary is qualified in its entirety by reference to the provisions of the Plan, which provisions shall control in the event of any discrepancy with the descriptions contained in the Disclosure Statement.

In general, a chapter 11 plan divides claims and equity interests into separate classes, specifies the property that each class is to receive under the Plan, and contains other provisions necessary to implement the Plan.

Under the Bankruptcy Code, “claims” and “equity interests,” rather than “creditors” and “equity holders,” are classified because creditors and equity holders may hold claims and equity interests in more than one class.

Statements as to the rationale underlying the treatment of Claims and interests under the Plan are not intended to, and will not, waive, compromise or limit any rights, Claims or Causes of Action in the event the Plan is not confirmed.

THE DEBTORS URGE YOU TO READ THE PLAN IN ITS ENTIRETY

BEFORE VOTING TO ACCEPT OR REJECT THE PLAN.

B.                                    CLASSIFICATION AND TREATMENT OF CLAIMS AND
INTERESTS UNDER THE PLAN

One of the key concepts under the Bankruptcy Code is that only claims that are “allowed” may receive distributions under a chapter 11 plan.  This term is used throughout the Plan and the descriptions below.

In general, an “allowed” claim or an “allowed” equity interest simply means that the debtor agrees, or in the event of a dispute, that the Bankruptcy Court determines, that the claim or equity interest, and the amount thereof, is in fact a valid obligation of the debtor.  Section 502(a) of the Bankruptcy Code provides that a timely filed claim or equity interest is automatically “allowed” unless the debtor or other party in interest objects.  However, section 502(b) of the Bankruptcy Code specifies certain claims that may not be “allowed” in bankruptcy even if a Proof of Claim is filed.  These include, but are not limited to, claims that are unenforceable under the governing agreement between a debtor and the claimant or under applicable non-bankruptcy law, claims for unmatured interest, property tax claims in excess of the debtor’s equity in the property, claims for services that exceed their reasonable value, real property lease and employment contract rejection damages in excess of specified amounts, late-filed claims, and contingent claims for contribution and reimbursement.  In addition, Bankruptcy Rule 3003(c)(2) prohibits the allowance of any claim or equity interest that either is not listed on the debtor’s schedules or is listed as disputed, contingent or unliquidated, if the holder has not filed a Proof of Claim or equity interest before the established deadline.

The Bankruptcy Code requires, for purposes of treatment and voting, that a chapter 11 plan divide the different claims against, and equity interests in, the debtor into separate classes based upon their legal nature.  Claims of a substantially similar legal nature are not necessarily classified together, nor are equity interests of a substantially similar legal nature necessarily classified together.  Because an entity may hold multiple claims and/or equity interests which give rise to different legal rights, the “claims” and “equity interests” themselves, rather than their holders, are classified.

Under a chapter 11 plan, the separate classes of claims and equity interests must be designated either as “impaired” (affected by the Plan) or “unimpaired” (unaffected by the Plan).  If a class of claims is “impaired,” the Bankruptcy Code affords certain rights to the holders of such claims, such as the right to vote on the Plan, and the right to receive, under the chapter 11 plan, no less value than the holder would receive if the debtor were liquidated in a case under chapter 7 of the Bankruptcy Code.  Under section 1124 of the Bankruptcy Code, a class of claims or interests is “impaired” unless the Plan (i) does not alter the legal, equitable and contractual rights of the holders, or (ii) irrespective of the holders’ acceleration rights, cures all defaults (other than those arising from the debtor’s insolvency, the commencement of the case or nonperformance of a nonmonetary obligation), reinstates the maturity of the claims or interests in the class, compensates the holders for actual damages incurred as a result of their reasonable reliance upon any acceleration rights, and does not otherwise alter their legal, equitable, and contractual rights.

Pursuant to section 1126(f) of the Bankruptcy Code, holders of unimpaired claims or interests are “conclusively presumed” to have accepted the Plan.  Accordingly, their votes are not solicited.  Under the Plan, the following Classes are unimpaired, and therefore, the holders of such Claims are “conclusively presumed” to have voted to accept the Plan:  Class 1 (Other Priority Claims) and Class 2 (Other Secured claims).  Except as otherwise provided in the Plan, nothing under the Plan will affect the rights of the Debtors in respect of any Unimpaired Claim, including, without limitation, all rights in respect of legal and equitable defenses to, or setoffs or recoupments against, any such Unimpaired Claim.

Under certain circumstances, a class of claims or equity interests may be deemed to reject a plan.  For example, a class is deemed to reject a plan under section 1126(g) of the Bankruptcy Code if the holders of claims or equity interests in such class do not receive or retain property under the Plan on account of their claims or equity interests.  Under this provision of the Bankruptcy Code, Classes 5 (Intercompany Claims), 6 (Existing Azure Interests), and 7 (Other Equity Interests) are deemed to reject the Plan because, under the Plan, members of Classes 5, 6, and 7 will receive no distribution and retain no property interest on account of their Interests.  Since Classes 5, 6, and 7 are deemed to reject the Plan, the Debtors are required to demonstrate that the Plan satisfies the requirements of section 1129(b) of the Bankruptcy Code with respect to such Class.  Among these are the requirements that the Plan be “fair and equitable” with respect to, and not “discriminate unfairly” against, Classes 6 and 7.

Class 3 (Lender Claims) and Class 4 (General Unsecured Claims) are impaired under the Plan and, therefore, the holders with respect thereto are entitled to vote to accept or reject the Plan.

C.                                    UNCLASSIFIED CLAIMS

In accordance with section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims have not been classified and, thus, are excluded from the Classes of Claims and Interests described in the Plan and are not entitled to vote to accept or reject the Plan.

1.                                      Administrative Expense Claims

Administrative Claims are the actual and necessary costs and expenses of administration during the Chapter 11 Cases pursuant to sections 328, 330, 363, 364(c)(1), 365, 503(b) or 507(a)(2) of the Bankruptcy Code.

Except to the extent that a holder of an Allowed Administrative Expense Claim and the Debtors or the Plan Administrator agree to different treatment, the Debtors (or the Plan Administrator, as the case may be) shall pay to each holder of an Allowed Administrative Expense Claim Cash in an amount equal to such Claim on, or as soon thereafter as is reasonably practicable, the later of (a) the Effective Date and (b) the first Business Day after the date that is thirty (30) calendar days after the date such Administrative Expense Claim becomes an Allowed Administrative Expense Claim; provided that, Allowed Administrative Expense Claims representing liabilities incurred in the ordinary course of business by the Debtors shall be paid by the Debtors in the ordinary course of business, consistent with past practice and in accordance with the terms and subject to the conditions of any agreements governing, instruments evidencing, or other documents relating to such transactions.

Except as otherwise provided by a Final Order previously entered by the Bankruptcy Court (including the Bar Date Order) or as provided by Section 2.2 of the Plan, requests for payment of Administrative Expense Claims, other than requests for payment of Fee Claims, must be filed and served on the Debtors no later than the Administrative Expense Claims Bar Date pursuant to the procedures specified in the Confirmation Order and the notice of entry of the Confirmation Order.

Holders of Administrative Expense Claims that are required to file and serve a request for payment of such Administrative Expense Claims and that do not file and serve such a request by the Administrative Expense Claims Bar Date shall be forever barred, estopped, and enjoined from asserting such Administrative Expense Claims against the Debtors or their property, and such Administrative Expense Claims shall be deemed compromised, settled, and released as of the Effective Date.  The Plan Administrator must file and serve objections to Administrative Expense Claims on or before the Administrative Expense Claims Objection Bar Date.

2.                                      Fee Claims

All entities seeking an award by the Bankruptcy Court of Fee Claims (a) shall file their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred by the date that is seventy-five (75) days after the Effective Date, and (b) shall be paid in full in such amounts as are Allowed by the Bankruptcy Court (i) upon the later of (A) the Effective Date and (B) the date upon which the order relating to any such Allowed Fee Claim is entered or (ii) upon such other terms as may be mutually agreed upon between the holder of such an Allowed Fee Claim and the Plan Administrator.  The Plan Administrator is authorized to pay compensation for services rendered or reimbursement of expenses incurred after the Effective Date in the ordinary course and without the need for Bankruptcy Court approval.

3.                                      Priority Tax Claims

Except to the extent that a holder of an Allowed Priority Tax Claim agrees to a different treatment, each holder of an Allowed Priority Tax Claim shall receive Cash in an amount equal to such Allowed Priority Tax Claim on the later of the Effective Date, the first Business Day after the date that is thirty (30) calendar days after the date such Priority Tax Claim becomes an Allowed Priority Tax Claim, and the date such Allowed Priority Tax Claim is due and payable in the ordinary course, or as soon thereafter as is reasonably practicable.  The holders of Allowed Priority Tax Claims shall retain their tax liens (if any)

on their collateral and/or proceeds thereof to the same validity, extent and priority as existed on the Petition Date until all validly determined taxes and related interest, penalties, and fees (if any) have been paid in full.  To the extent a holder of an Allowed Priority Tax Claim is not paid in the ordinary course of business, payment of the Allowed Priority Tax Claim shall include interest through the date of payment at the applicable state statutory rate, as set forth in sections 506(b), 511, and 1129 of the Bankruptcy Code.

D.                                    CLASSIFICATION OF CLAIMS AND INTERESTS

As set forth in Section 4 of the Plan, the classification of Claims and Interests in the Plan will apply separately to each of the Debtors.  All of the potential Classes for the Debtors are set forth in the Plan.

1.                                      Class 1 — Other Priority Claims

a.                                      Classification:  Class 1 consists of Allowed Other Priority Claims against the Debtors.

b.                                      Treatment:  Except to the extent that a holder of an Allowed Other Priority Claim against any of the Debtors has agreed to less favorable treatment of such Claim, each such holder shall receive, in full and final satisfaction of such Claim, Cash in an amount equal to such Claim, payable on the later of the Effective Date and the date on which such Other Priority Claim becomes an Allowed Other Priority Claim, or as soon as reasonably practical thereafter.

c.                                       Voting:  Class 1 is Unimpaired and the holders of Other Priority Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Other Priority Claims are not entitled to vote to accept or reject the Plan.

2.                                      Class 2 — Other Secured Claims

a.                                      Classification:  Class 2 consists of the Other Secured Claims.  To the extent that Other Secured Claims are secured by different collateral or different interests in the same collateral, such Claims shall be treated as separate subclasses of Class 2.

b.                                      Treatment:  Except to the extent that a holder of an Allowed Other Secured Claim against any of the Debtors has agreed to less favorable treatment of such Claim, each holder of an Allowed Other Secured Claim shall receive, at the option of the Debtors or the Plan Administrator, (i) payment in full in Cash in full and final satisfaction of such Claim, payable on the later of the Effective Date and the date on which such Other Secured Claim becomes an Allowed Other Secured Claim, or as soon as reasonably practical thereafter, (ii) delivery of the collateral securing such Allowed Other Secured Claim and payment of any interest required under section 506(b) of the Bankruptcy Code, or (iii) such other treatment necessary to satisfy section 1129 of the Bankruptcy Code.

c.                                       Voting:  Class 2 is Unimpaired, and the holders of Other Priority Claims are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code.  Therefore, holders of Other Priority Claims are not entitled to vote to accept or reject the Plan.

3.                                      Class 3 — Lender Claims

a.                                      Classification:  Class 3 consists of the Lender Claims.

b.                                      Allowance:  Notwithstanding any other provision of this Plan to the contrary, on the Effective Date, the Lender Claims are Allowed as Secured Claims under section 506(b) of the Bankruptcy Code having first lien priority in the amount of $176,915,037.75 on account of unpaid principal, accrued and unpaid interest (including at applicable default rates and postpetition interest), letters of credit obligations, fees, costs, expenses, and disbursements including, without limitation, attorney’s fees, agent’s fees, other professional fees, premiums, swap obligations, reimbursement obligations, indemnification obligations, the Adequate Protection Obligations (as defined in the Cash Collateral Order) and other charges, amounts and costs of whatever nature owing, whether or not contingent, whenever arising, accrued, accruing, due, owing, or chargeable in respect of any of the Debtors’ obligations pursuant to the Prepetition Credit Agreement, any other Prepetition Loan Documents (as defined in the Cash Collateral Order), or the Cash Collateral Order, in each case (including, but not limited to, with respect to the Lender Claim Interim Distribution), not subject either in whole or in part to off-set, disallowance or avoidance under chapter 5 of the Bankruptcy Code or otherwise, or any legal, contractual, or equitable theory for Claims or Causes of Action (including, without limitation, subordination, recharacterization, recoupment, or unjust enrichment) that any Person including, but not limited to, the Debtors and their Estates may be entitled to assert against the Prepetition Secured Lenders or the Lender Claims.

c.                                       Treatment:  The Lender Claims shall be reduced by the Lender Claim Interim Distribution.  To the extent any Available Cash from any source of funds of the Debtors, including, but not limited to, the Debtors’ business operations, the sale or other disposition of any of the Debtors’ Assets (including Sale Proceeds and De Minimis Asset Sale Proceeds), or from any other source, remains after making the distributions contemplated by the Plan (other than distributions to Classes 6 or 7), such Available Cash shall first be distributed to the Prepetition Administrative Agent to satisfy the unpaid portion of the Lender Claims (after deducting the Lender Claim Interim Distribution) in an amount not to exceed the Allowed Amount of the Lender Claims, in full and final satisfaction of such Lender Claims.

d.                                      Voting:  Class 3 is Impaired, and the holders of the Lender Claims are entitled to vote to accept or reject the Plan.

4.                                      Class 4 —General Unsecured Claims

a.                                      Classification:  Class 4 consists of General Unsecured Claims against the Debtors.

b.                                      Treatment:  On the Effective Date, or as soon thereafter as is reasonably practicable, except to the extent that a holder of an Allowed General Unsecured Claims agrees to less favorable treatment of such Allowed General Unsecured Claim or has been paid before the Effective Date, each holder of an Allowed General Unsecured Claim, excluding the Prepetition Secured Lenders, the Prepetition Administrative Agent, and their successors or assigns on account of any deficiency Claim under the Prepetition Credit Agreement, shall receive its Pro

Rata share of the General Unsecured Creditor Distribution, payable on the later of the Effective Date and the date on which such General Unsecured Claim becomes an Allowed General Unsecured Claim, or as soon as reasonably practical thereafter.  To the extent any Available Cash from any source of funds of the Debtors, including, but not limited to, the Debtors’ business operations, the sale or other disposition of any of the Debtors’ Assets (including Sale Proceeds and De Minimis Asset Sale Proceeds), or from any other source, remains after making the distributions contemplated by the Plan (other than distributions to Classes 6 or 7, but including the payment in full of Allowed Lender Claims), such Available Cash shall first be distributed to the holders of General Unsecured Claims in an amount not to exceed the Allowed Amount of General Unsecured Claims.  The General Unsecured Creditors Distribution and any distributions of Available Cash shall be in full and final satisfaction of the General Unsecured Claims.

c.                                       Voting:  Class 4 is Impaired, and holders of General Unsecured Claims are entitled to vote to accept or reject the Plan.

5.                                      Class 5 — Intercompany Claims

a.                                      Classification:  Class 5 consists of Intercompany Claims against the Debtors.

b.                                      Treatment:  Holders of Intercompany Claims shall not receive or retain any property under the Plan on account of such Claims.

c.                                       Voting:  Class 5 is Impaired by the Plan and the holders of the Intercompany Claims are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  The holders of Intercompany Claims are not entitled to vote to accept or reject the Plan.

6.                                      Class 6 — Existing Azure Interests

a.                                      Classification:  Class 6 consists of Existing Azure Interests.

b.                                      Stock Exchange:  On the Effective Date, all Existing Azure Interests shall be deemed cancelled and the Azure Plan Interest shall be issued to the Azure Custodian which will hold such share for the benefit of the holders of such former Existing Azure Interests consistent with their former relative priority and economic entitlements; provided, however, that the Azure Custodian may not exercise any voting rights appurtenant thereto that are in conflict with Section 6 of the Plan.  On or promptly after the Effective Date, unless previously filed, the Plan Administrator shall file with the Securities and Exchange Commission a Form 15 for the purpose of terminating the registration of any of Azure’s publicly traded securities.

c.                                       Treatment:  The holders of Existing Azure Interests shall not receive or retain any property under the Plan on account of such Interests; provided, however, that to the extent that all Allowed Claims against the Debtors have been satisfied in full in accordance with the Bankruptcy Code and the Plan, each holder of an Existing Azure Interest shall receive its Pro Rata share of any remaining Available Cash.  Unless otherwise determined by the Plan Administrator, on the date that the Azure Case is closed in accordance with Section 5.8 of the Plan, the Azure Plan Interest issued pursuant to section (b) above shall be deemed cancelled and of no further force and effect provided that such cancellation does not adversely impact the Debtors’ Estates.

d.                                      Voting:  Class 6 is Impaired by the Plan and the holders of the Allowed Existing Azure Interests are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  The holders of Existing Azure Interests are not entitled to vote to accept or reject the Plan.

e.                                       Non-Transferable:  The continuing rights of the holders of Existing Azure Interests (including through their interest in the Azure Plan Interest or otherwise) shall be non-transferable except by operation of law.

7.                                      Class 7 — Other Equity Interests

a.                                      Classification:  Class 7 consists of Other Equity Interests except for Existing Azure Interests.

b.                                      Treatment:  Other Equity Interests of any Debtor shall be cancelled if and when such Debtor is dissolved in accordance with Section 5.3 of the Plan.  Each holder of an Other Equity Interest shall neither receive nor retain any property of the Estate or direct interest in property of the Estate of the Debtor on account of such Other Equity Interest thereafter; provided, however, that in the event that all Allowed Claims against such Debtor have been satisfied in full in accordance with the Bankruptcy Code and the Plan, each holder of an Other Equity Interest in such Debtor may receive its Pro Rata share of any remaining assets of such Debtor.

c.                                       Voting:  Class 7 is Impaired by the Plan and the holders of the Other Equity Interests are conclusively deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code.  The holders of Other Equity Interests are not entitled to vote to accept or reject the Plan.

E.                                    MEANS FOR IMPLEMENTATION

1.                                      Joint Chapter 11 Plan

The Plan is a joint chapter 11 plan for each of the Debtors, with the Plan for each Debtor being non-severable and mutually dependent on the Plan for each other Debtor.

2.                                      Plan Administrator

(a)                                 Appointment.  Azure shall serve as Plan Administrator for each of the Debtors.

(b)                                 Authority.  Subject to Section 6.2 of the Plan, the Plan Administrator shall have the authority and right on behalf of each of the Debtors, without the need for Bankruptcy Court approval (unless otherwise expressly indicated), to carry out and implement all provisions of the Plan, including, without limitation, to:

(i)                                     except to the extent Claims have been previously Allowed, control and effectuate the Claims reconciliation process, including to object to, seek to subordinate, compromise or settle any and all Claims against the Debtors (in good faith consultation with the Prepetition Administrative Agent);

(ii)                                  make distributions to holders of Allowed Claims in accordance with the Plan;

(iii)                               exercise its reasonable business judgment to direct and control the wind down, liquidation, sale and/or abandoning of the remaining assets of the Debtors under the Plan and in accordance with applicable law as necessary to maximize distributions to holders of Allowed Claims (with respect to the sale or abandonment of remaining assets of the Debtors, in good faith consultation with the Prepetition Administrative Agent);

(iv)                              prosecute all Causes of Action on behalf of the Debtors, elect not to pursue any Causes of Action, and determine whether and when to compromise, settle, abandon, dismiss, or otherwise dispose of any such Causes of Action, as the Plan Administrator may determine is in the best interests of the Debtors;

(v)                                 make payments to existing professionals who will continue to perform in their current capacities;

(vi)                              retain professionals to assist in performing its duties under the Plan (in good faith consultation with the Prepetition Administrative Agent);

(vii)                           maintain the books and records and accounts of the Debtors and obtain any necessary insurance;

(viii)                        invest Cash of the Debtors, including Available Cash, and any income earned thereon;

(ix)                              incur and pay reasonable and necessary expenses in connection with the performance of duties under the Plan, including the reasonable fees and expenses of professionals retained by the Plan Administrator;

(x)                                 administer each Debtor’s tax obligations, including (A) filing tax returns and paying tax obligations, (B) requesting, if necessary, an expedited determination of any unpaid tax liability of each Debtor or its estate under Bankruptcy Code section 505(b) for all taxable periods of such Debtor ending after the Petition Date through the liquidation of such Debtor as determined under applicable tax laws and (C) representing the interest and account of each Debtor or its estate before any taxing authority in all matters including, without limitation, any action, suit, proceeding or audit;

(xi)                              prepare and file any and all informational returns, reports, statements, returns or disclosures relating to the Debtors that are required hereunder, by any Governmental Unit or applicable law;

(xii)                           consult with and update the Prepetition Administrative Agent when requested including, but not limited to, with respect to Claims and the Claims reconciliation process, Causes of Action, the wind down and liquidation process, and other actions relating to implementation of the Plan, and provide a good faith, non-binding monthly budget reasonably acceptable to the Prepetition Administrative Agent with respect to expected disbursements;

(xiii)                        pay statutory fees in accordance with Section 13.1 of the Plan; and

(xiv)                       perform other duties and functions that are consistent with the implementation of the Plan.

(c)                                  Indemnification.  Each of the Debtors shall indemnify and hold harmless Azure solely in its capacity as the Plan Administrator for any losses incurred in such capacity, except to the extent such losses were the result of the Plan Administrator’s gross negligence, willful misconduct or criminal conduct.

3.                                      Azure Custodian

On or before the Effective Date, Azure Midstream Partners GP, LLC shall form a subsidiary limited liability company to serve as the Azure Custodian.  The Azure Custodian’s single and sole purpose shall be to hold the Azure Plan Interest on and after the Effective Date for the benefit of the holders of such former Existing Azure Interests consistent with their former relative priority and economic entitlements, pursuant to the terms of Section V.D.6.

4.                                      Merger of Debtors; Closing Cases of Debtors

On the Effective Date: (a) all of the Debtor Affiliates shall be merged into Azure and the Plan Administrator may dissolve such Debtors and complete the winding up of such Debtor Affiliates without the necessity for any other or further actions to be taken by or on behalf of such dissolving Debtor or its shareholders or any payments to be made in connection therewith, other than the filing of a certificate of dissolution with the appropriate governmental authorities; (b) all assets of the Debtor Affiliates shall be transferred to Azure, and all claims filed or scheduled in the Debtor Affiliates’ cases shall be deemed to have been filed in the Chapter 11 Case of Azure; c) Azure may change its name to Azure Midstream Liquidating, LP and the Chapter 11 Case of Azure may be renamed accordingly; and (d) the Chapter 11 Cases of the Debtor Affiliates shall be closed.  In the discretion of the Plan Administrator, after the Effective Date, Azure may engage in any other transaction in furtherance of the Plan.  Any such transactions may be effective as of the Effective Date pursuant to the Confirmation Order without any further action by the shareholders, members, general or limited partners, or directors of any of the Debtors.

5.                                      Corporate Action

Upon the Effective Date, by virtue of the solicitation of votes in favor of the Plan and entry of the Confirmation Order, all actions contemplated by the Plan (including any action to be undertaken by the Plan Administrator) shall be deemed authorized, approved, and, to the extent taken prior to the Effective Date, ratified without any requirement for further action by holders of Claims or Interests, the Debtors, or any other Entity or Person.  All matters provided for in the Plan involving the corporate structure of the Debtors, and any corporate action required by the Debtors in connection therewith, shall be deemed to have occurred and shall be in effect, without any requirement of further action by the Debtors or the Debtors’ Estates.

6.                                      Withholding and Reporting Requirements

(a)                                 Withholding Rights.  In connection with the Plan, any party making any distribution described in the Plan shall comply with all applicable withholding and reporting requirements imposed by any federal, state, or local taxing authority, and all distributions pursuant to the Plan and all related agreements shall be subject to any such withholding or reporting requirements.  Notwithstanding the foregoing, each holder of an Allowed Claim or any other Person that receives a distribution pursuant to the Plan shall have responsibility for any taxes imposed by any Governmental Unit, including, without limitation, income, withholding, and other taxes, on account of such distribution.  Any party making any distribution pursuant to the Plan has the right, but not the obligation, to not make a distribution until such holder has made arrangements satisfactory to such issuing or disbursing party for payment of any such tax obligations.

(b)                                 Forms.  Any party entitled to receive a distribution under the Plan shall, upon request, deliver to the Disbursing Agent or such other Person designated by the Plan Administrator (which entity shall subsequently deliver to the Disbursing Agent any applicable IRS Form W-8 or Form W-9 received) an appropriate Form W-9 or (if the payee is a foreign Person) Form W-8, unless such Person is exempt under the Tax Code and so notifies the Disbursing Agent.  If such request is made by the Plan Administrator or such other Person designated by the Plan Administrator and the holder fails to comply before the date that is 180 days after the request is made, the amount of such distribution shall irrevocably revert to the Debtors and any Claim in respect of such distribution shall be discharged and forever barred from assertion against any Debtor and its respective property.

7.                                      Exemption from Certain Transfer Taxes

To the maximum extent provided by section 1146(a) of the Bankruptcy Code, any post-Confirmation sale by any Debtor, or any transfer from any Entity pursuant to, in contemplation of, or in connection with the Plan or pursuant to: (a) the issuance, distribution, transfer, or exchange of any debt, equity security, or other interest in the Debtors; or (b) the making, delivery, or recording of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including any deeds, bills of sale, assignments, or other instruments of transfer executed in connection with any transaction arising out of, contemplated by, or in any way related to the Plan, shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, real estate transfer tax, mortgage recording tax, Uniform Commercial Code filing or recording fee, or other similar tax or governmental assessment, in each case to the extent permitted by applicable bankruptcy law, and the appropriate state or local government officials or agents shall forego collection of any such tax or governmental assessment and accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

8.                                      Effectuating Documents; Further Transactions

On and after the Effective Date, the Plan Administrator is authorized to and may issue, execute, deliver, file or record such contracts, securities, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan in the name of and on behalf of the Debtors, without the need for any approvals, authorization, or consents except for those expressly required pursuant to the Plan.

9.                                      Closing of the Azure Case

When all Disputed Claims have become Allowed Claims or have been disallowed by Final Order, and all remaining Available Cash has been distributed in accordance with the Plan and the Azure Case has been fully administered, the Plan Administrator shall seek authority from the Bankruptcy Court to close the Azure Case and the Azure GP Case in accordance with the Bankruptcy Code and the Bankruptcy Rules.

F.                                     CORPORATE GOVERNANCE

1.                                      Board of Directors and Officers

The Plan Administrator shall appoint directors and officers of the Debtors to serve after the Effective Date, which directors and officers shall be disclosed in the Plan Supplement.  The Plan Administrator shall elect such additional directors and officers as the Plan Administrator deems necessary to implement the Plan and the actions contemplated herein.  The Plan Administrator shall also have the power to act by written consent to remove any director or officer at any time with or without cause.

2.                                      Wind Down

After the Effective Date, pursuant to the Plan, the Plan Administrator shall, in an expeditious but orderly manner, wind down, sell, and otherwise liquidate and convert to Cash the Assets of the Debtors with no objective to continue or conduct a trade or business except to the extent reasonably necessary to, and consistent with, the liquidation and orderly wind down of the Debtors and shall not unduly prolong the duration of the liquidation and wind down.

3.                                      Partnership Agreement

As of the Effective Date, the Partnership Agreement of Azure shall be amended to the extent necessary to carry out the provisions of the Plan.  The amended Partnership Agreement of Azure and any other necessary corporate documents shall be contained in the Plan Supplement.

G.                                   DISTRIBUTIONS

1.                                      Distribution Record Date

As of the close of business on the Distribution Record Date, the various transfer registers for each of the Classes of Claims or Interests as maintained by the Debtors or their respective agents, shall be deemed closed, and there shall be no further changes in the record of holders of any of the Claims or Interests.  The Debtors or the Plan Administrator shall have no obligation to recognize any transfer of the Claims or Interests occurring on or after the Distribution Record Date.

2.                                      Date of Distributions

Except as otherwise provided herein, the Debtors shall make the Initial Distribution to holders of Allowed Claims no later than the Initial Distribution Date and thereafter, the Debtors shall from time to time determine the subsequent Distribution Dates, in good faith consultation with the Prepetition Administrative Agent; provided that, other than as discussed below, the Debtors are required to distribute to the holders of Allowed Claims and/or Interests, at least annually, all Available Cash on hand  In the event that any payment or act under the Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on or as soon as reasonably practicable after the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

The Plan Administrator shall retain an amount sufficient to pay holders of Disputed Claims the amount such holders would be entitled to receive under the Plan if such Claims were to become Allowed Claims.  For the avoidance of doubt, to the extent a holder of a Disputed Claim has filed duplicate claims against one or more of the Debtors (in the judgment of the Plan Administrator), the Plan Administrator shall only be required to retain an amount equal to one of the Disputed Claims.  In the event the holders of

Allowed Claims have not received payment in full on account of their Claims after the resolution of all Disputed Claims, then the Plan Administrator shall make a final distribution to all holders of Allowed Claims.

Notwithstanding anything to the contrary in the Plan, no holder of an Allowed Claim shall, on account of such Allowed Claim, receive a distribution in excess of the Allowed amount of such Claim plus any interest accruing on such Claim that is actually payable in accordance with the Plan.

3.                                      Delivery of Distributions

In the event that any distribution to any holder is returned as undeliverable, no distribution to such holder shall be made unless and until the Plan Administrator, as applicable, has determined the then current address of such holder, at which time such distribution shall be made to such holder without interest; provided, however, such distributions shall be deemed unclaimed property under section 347(b) of the Bankruptcy Code at the expiration of six months from the date the Initial Distribution is made.  After such date, all unclaimed property or interests in property shall be redistributed (notwithstanding any applicable federal or state escheat, abandoned, or unclaimed property laws to the contrary) first to holders of Lender Claims to the extent such Claims were not otherwise paid in full, second to holders of General Unsecured Claims to the extent such Claims were not otherwise paid in full, and third to holders of Existing Azure Interests, each without need for a further order by the Bankruptcy Court for distribution in accordance with the Plan and the Claim of any such holder to such property or interest in property shall be released, settled, compromised, and forever barred.

4.                                      Manner of Payment Under Plan

At the option of the Debtors or the Plan Administrator, any Cash payment to be made hereunder may be made by a check or wire transfer.

5.                                      Minimum Cash Distributions

The Plan Administrator shall not be required to make any payment to any holder of an Allowed Claim or an Allowed Interest on any Distribution Date of Cash less than one-hundred dollars ($100); provided, however, that if any distribution is not made pursuant to Section 7.5 of the Plan, such distribution shall be added to any subsequent distribution to be made on behalf of the holder’s Allowed Claim or Allowed Interest.  The Plan Administrator shall not be required to make any final distributions of Cash less than fifty dollars ($50) to any holder of an Allowed Claim or Allowed Interest.  If either (a) all Allowed Claims (other than those whose distributions are deemed undeliverable hereunder) have been paid in full or (b) the amount of any final distributions to holders of Allowed Claims or Allowed Interests would be fifty dollars ($50) or less, then no further distribution shall be made by the Plan Administrator and any surplus Cash shall be donated and distributed to a Tax Code § 501(c)(3) tax-exempt organization selected by the Plan Administrator.

6.                                      Setoffs

The Debtors and the Plan Administrator may, but shall not be required to, set off against any Claim, any Claims of any nature whatsoever that the Debtors or the Plan Administrator may have against the holder of such Claim; provided that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtors or the Plan Administrator of any such Claim the Debtors or the Plan Administrator may have against the holder of such Claim.

7.                                      Distributions After Effective Date

Distributions made after the Effective Date to Holders of Disputed Claims that are not Allowed Claims as of the Effective Date but which later become Allowed Claims shall be deemed to have been made on the Effective Date.

8.                                      Payment of Disputed Claims

As Disputed Claims are resolved pursuant to Section 8 of the Plan, the Plan Administrator shall make distributions on account of such Disputed Claims as if such Disputed Claims were Allowed Claims as of the Effective Date.  Such distributions shall be made on the first Distribution Date that is at least forty-five (45) days after the date on which a Disputed Claim becomes an Allowed Claim, or on an earlier date selected by the Plan Administrator in the Plan Administrator’s sole discretion.

H.                                   PROCEDURES FOR DISPUTED CLAIMS

1.                                      Allowance of Claims

After the Effective Date, the Debtors or the Plan Administrator shall have and shall retain any and all rights and defenses that the Debtors had with respect to any Claim, except with respect to any Claim deemed Allowed under the Plan.  Except as expressly provided in the Plan or in any order entered in the Chapter 11 Cases prior to the Effective Date (including, without limitation, the Confirmation Order), no Claims shall become an Allowed Claim unless and until such Claim is deemed Allowed under the Plan or the Bankruptcy Code, or the Bankruptcy Court has entered a Final Order, including, without limitation, the Confirmation Order, in the Chapter 11 Cases allowing such Claim.

2.                                      Objections to Claims

As of the Effective Date, objections to Claims against the Debtors may be interposed and prosecuted only by the Plan Administrator or the Prepetition Administrative Agent.  Such objections and requests for estimation shall be served and filed (a) on or before the 60th day following the later of (i) the Effective Date and (ii) the date that a roof of Claim is filed or amended or a Claim is otherwise asserted or amended in writing by or on behalf of a holder of such Claim, or (b) such later date as ordered by the Bankruptcy Court upon motion filed by the Plan Administrator or the Prepetition Administrative Agent.

3.                                      Estimation of Claims

The Plan Administrator may at any time request that the Bankruptcy Court estimate any contingent, unliquidated, or Disputed Claim pursuant to section 502(c) of the Bankruptcy Code regardless of whether the Debtors or Plan Administrator previously objected to such Claim or whether the Bankruptcy Court has ruled on any such objection, and the Bankruptcy Court will retain jurisdiction to estimate any Claim at any time during litigation concerning any objection to any Claim, including, without limitation, during the pendency of any appeal relating to any such objection.  In the event that the Bankruptcy Court estimates any contingent, unliquidated, or Disputed Claims, the amount so estimated shall constitute either the Allowed amount of such Claim or a maximum limitation on such Claim, as determined by the Bankruptcy Court.  If the estimated amount constitutes a maximum limitation on the amount of such Claim, the Debtors or Plan Administrator, as applicable, may pursue supplementary proceedings to object to the allowance of such Claim.  All of the aforementioned objection, estimation and resolution procedures are intended to be cumulative and not exclusive of one another.  Claims may be estimated and subsequently compromised, settled, withdrawn, or resolved by any mechanism approved by the Bankruptcy Court.

4.                                      No Distributions Pending Allowance

If an objection to a Claim is filed as set forth in Section 8 of the Plan, no payment or distribution provided under the Plan shall be made on account of such Claim unless and until such Disputed Claim becomes an Allowed Claim.

5.                                      Resolution of Claims

Except as otherwise provided herein, or in the Confirmation Order or in any contract, instrument, release, indenture, or other agreement or document entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, the Plan Administrator shall retain and may enforce, sue on, settle, or compromise (or decline to do any of the foregoing) all Claims, Disputed Claims, rights, Causes of Action, suits and proceedings, whether in law or in equity, whether known or unknown, that the Debtors or their estates may hold against any Person, without the approval of the Bankruptcy Court.  The Plan Administrator or its successor may pursue such retained Claims, rights, Causes of Action, suits or proceedings, as appropriate, in accordance with the best interests of the Debtors.

I.                                        EXECUTORY CONTRACTS AND UNEXPIRED LEASES

1.                                      Assumption and Assignment of Executory Contracts and Unexpired Leases

On the Effective Date, except as otherwise provided in the Plan or Plan Supplement, each Executory Contract and Unexpired Lease not previously rejected, assumed, or assumed and assigned shall be deemed automatically rejected pursuant to sections 365 and 1123 of the Bankruptcy Code, unless such Executory Contract or Unexpired Lease: (a) is specifically described in the Purchase Agreement as to be assumed in connection with Confirmation of the Plan; (b) as of the Effective Date is subject to a pending motion to assume such Unexpired Lease or Executory Contract; (c) was previously assumed or assumed and assigned to a third party during the pendency of the Chapter 11 Cases; (d) is a contact, instrument, release, indenture, or other agreement or document entered into in connection with the Plan; (e) is a D&O Policy or an insurance policy; or (f) is the Purchase Agreement.

2.                                      Claims Based on Rejection of Executory Contracts and Unexpired Leases

Unless an earlier date is otherwise provided for by an order of the Bankruptcy Court, any Proofs of Claim based on the rejection of the Debtors’ Executory Contracts or Unexpired Leases pursuant to the Plan or otherwise, must be filed with Bankruptcy Court and served on the Clerk of the Court and the Plan Administrator no later than twenty-one (21) days after the Confirmation Date.  In addition, any objection to the rejection of an Executory Contract or Unexpired Lease must be filed with the Bankruptcy Court and served on the Debtors, no later than the Plan Objection Deadline.

Any holders of Claims arising from the rejection of an Executory Contract or Unexpired Lease for which Proofs of Claim were not timely filed as set forth in the paragraph above shall not (a) be treated as a creditor with respect to such Claim, or (b) participate in any distribution in the Chapter 11 Cases on account of such Claim, and any Claims arising from the rejection of an Executory Contract or Unexpired Lease not filed with the Bankruptcy Court within such time will be automatically disallowed, forever barred from assertion, and shall not be enforceable against the Debtors, the Plan Administrator, the Debtors’ Estates, or the property for any of the foregoing without the need for any objection by the Plan Administrator or further notice to, or action, order, or approval of the Bankruptcy Court or any other Entity, and any Claim arising out of the rejection of the Executory Contract or Unexpired Lease shall be deemed fully compromised, settled, and released, notwithstanding anything in the Schedules or a Proof of Claim to the contrary.  All Allowed Claims arising from the rejection of the Debtors’ prepetition Executory Contracts or prepetition Unexpired Leases shall be classified as General Unsecured Claims, except as otherwise provided by order of the Bankruptcy Court.

3.                                      Purchase Agreement

The Debtors’ assumption or rejection of any Executory Contract or Unexpired Lease pursuant to the Plan shall be subject in all respects to the Purchaser’s rights and obligations, including any Cure Obligations assumed by the Purchaser in accordance with the Purchase Agreement, with respect to any such Executory Contract or Unexpired Leases assigned to the Purchaser pursuant to the terms of the Purchase Agreement.

4.                                      Modifications, Amendments, Supplements, Restatements, or Other Agreements

Unless otherwise provided in the Plan, each assumed Executory Contract or Unexpired Lease shall include all modifications, amendments, supplements, restatements, or other agreements that in any manner affect such Executory Contract or Unexpired Lease, and all Executory Contracts and Unexpired Leases related thereto, if any, including all easements, licenses, permits, rights, privileges, immunities, options, rights of first refusal, and any other interests, unless any of the foregoing agreements has been previously rejected or repudiated or is rejected or repudiated under the Plan.

Modifications, amendments, supplements, and restatements to prepetition Executory Contracts and Unexpired Leases that have been executed by the Debtors during the Chapter 11 Cases shall not be deemed to alter the prepetition nature of the Executory Contract or Unexpired Lease, or the validity, priority, or amount of any Claims that may arise in connection therewith.

5.                                      Insurance Policies

Each insurance policy, including the D&O Policy, shall be assumed by the Debtors on behalf of the applicable Debtor effective as of the Effective Date, pursuant to sections 365 and 1123 of the Bankruptcy Code, to the extent such insurance policy is executory, unless such insurance policy previously was rejected by the Debtors pursuant to a Bankruptcy Court order or is the subject of a motion to reject pending on the Effective Date, and coverage for defense and indemnity under the D&O Policy shall remain available to all individuals within the definition of “Insured” in the D&O Policy.

6.                                      Reservation of Rights

Neither the exclusion nor inclusion of any contract or lease in the Purchase Agreement or the Sale Order, nor anything contained in the Plan or the Plan Supplement, shall constitute an admission by the Debtors that any such contract or lease is in fact an Executory Contract or Unexpired Lease or that the Debtors’ Estates have any liability thereunder.  In the event of a dispute regarding whether a contract or lease is or was executory or unexpired at the time of assumption or rejection, the Debtors or the Plan Administrator, as applicable, shall have 60 days following entry of a Final Order resolving such dispute to alter the treatment of such contract or lease as otherwise provided in the Plan.

J.                                      CONDITIONS PRECEDENT TO THE EFFECTIVE DATE

1.                                      Conditions Precedent to the Effective Date

The occurrence of the Effective Date of the Plan is subject to the following conditions precedent:

(a)                                 the Bankruptcy Court shall have entered the Confirmation Order, the Confirmation Date shall have occurred and the Confirmation Order shall not be subject to any stay;

(b)                                 all actions, documents and agreements necessary to implement and consummate the Plan, and the other transactions and other matters contemplated herein, shall have been effected or executed;

(c)                                  all governmental and third party approvals and consents, including Bankruptcy Court approval, necessary in connection with the transactions contemplated by the Plan shall have been obtained, not be subject to unfulfilled conditions and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent or otherwise impose materially adverse conditions on such transactions;

(d)                                 all documents and agreements necessary to implement the Plan shall have (i) been tendered for delivery and (ii) been effected or executed by all Entities party thereto, and all conditions precedent to the effectiveness of such documents and agreements shall have been satisfied or waived pursuant to the terms of such documents or agreements; and

(e)                                  all fees and expenses ordered to be paid pursuant to the Cash Collateral Order, including the Prepetition Administrative Agent’s reasonable and documented professional fees and expenses shall have been paid or will be paid prior to or contemporaneously with the Effective Date in accordance with the terms hereof and the Cash Collateral Order.

2.                                      Waiver of Conditions Precedent

Each of the conditions precedent in Section V.J.1 other than the condition set forth in Section V.J.1(a) may be waived in writing by the Debtors, with the consent of the Prepetition Administrative Agent.

3.                                      Effect of Failure of Conditions to Effective Date

Unless otherwise extended by the Debtors, if the Effective Date does not occur on or before May 31, 2017 or if the Confirmation Order is vacated, (a) no distributions shall be made, (b) the Debtors and all holders of Claims and Interests shall be restored to the status quo ante as of the day immediately preceding the Confirmation Date as though the Confirmation Date never occurred, and (c) all the Debtors’ obligations with respect to the Claims and the Interests shall remain unchanged and nothing contained herein shall be deemed to constitute a waiver or release of any Claims by or against the Debtors or any other entity or to prejudice in any manner the rights of the Debtors or any other entity in any further proceedings involving the Debtors or otherwise.

K.                                   EFFECT OF CONFIRMATION

1.                                      Vesting of Assets

On the Effective Date, pursuant to sections 1141(b) and (c) of the Bankruptcy Code, all property of the Debtors’ Estates shall vest in the Debtors, except as provided pursuant to the Plan and the Confirmation Order.

2.                                      Release of Liens

Except as otherwise provided in the Plan or in any contract, instrument, release, or other agreement or documents created pursuant to the Plan or the Sale Transaction, on the Effective Date, all mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall be fully released, settled, and compromised and all rights, titles, and interests of any holder of such mortgages, deeds of trust, Liens, pledges, or other security interests against any property of the Estates shall revert to the Debtors.

3.                                      Subordinated Claims

The allowance, classification, and treatment of all Allowed Claims and Interests and the respective distributions and treatments under the Plan take into account and conform to the relative priority and rights of the Claims and Interests in each Class in connection with any contractual, legal, and equitable subordination rights relating thereto, whether arising under general principles of equitable subordination, section 510(b) of the Bankruptcy Code, or otherwise.  Pursuant to section 510 of the Bankruptcy Code, the Debtors reserve the right for the Plan Administrator to re-classify any Allowed Claim or Interest in accordance with any contractual, legal, or equitable subordination relating thereto.

4.                                      Binding Effect

Confirmation of the Plan does not provide the Debtors with a discharge under section 1141 of the Bankruptcy Code because the Plan is a liquidating chapter 11 plan.  Except as otherwise provided in section 1141(d)(3) of the Bankruptcy Code and subject to the occurrence of the Effective Date, on and after the Effective Date, the provisions of the Plan shall bind any holder of a Claim against, or Interest in, the Debtors, and such holder’s respective successors and assigns, whether or not the Claim or Interest of such holder is Impaired under the Plan and whether or not such holder has accepted the Plan.

5.                                      Term of Injunctions or Stays

Unless otherwise provided, all injunctions or stays arising under or entered during the Chapter 11 Cases under section 105 or 362 of the Bankruptcy Code, or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the later of the Effective Date and the date indicated in the order providing for such injunction or stay.

6.                                      Releases by the Debtors

EFFECTIVE AS OF THE EFFECTIVE DATE, EXCEPT FOR THE RIGHTS THAT REMAIN IN EFFECT FROM AND AFTER THE EFFECTIVE DATE TO ENFORCE THE PLAN, EACH DEBTOR ON BEHALF OF ITSELF AND ITS ESTATE, FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY EACH OF THE RELEASED PARTIES, SHALL BE DEEMED TO PROVIDE A FULL RELEASE TO EACH OF THE RELEASED PARTIES (AND EACH SUCH RELEASED PARTY SHALL BE DEEMED RELEASED BY EACH DEBTOR AND ITS ESTATE), AND THEIR RESPECTIVE PROPERTY FROM ANY AND ALL CAUSES OF ACTION AND ANY OTHER DEBTS, OBLIGATIONS, RIGHTS, SUITS, DAMAGES, ACTIONS, DERIVATIVE CLAIMS, REMEDIES, AND LIABILITIES WHATSOEVER, WHETHER KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, EXISTING AS OF THE EFFECTIVE DATE, IN LAW, AT EQUITY, OR OTHERWISE, WHETHER FOR TORT, CONTRACT, VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS, OR OTHERWISE, BASED IN WHOLE OR IN PART UPON ANY ACT OR OMISSION, TRANSACTION, OR OTHER OCCURRENCE OR CIRCUMSTANCES EXISTING OR TAKING PLACE PRIOR TO OR ON

THE EFFECTIVE DATE ARISING FROM OR RELATED IN ANY WAY TO THE DEBTORS, THE PLAN, OR THESE CHAPTER 11 CASES, INCLUDING THOSE THAT THE DEBTORS WOULD HAVE BEEN LEGALLY ENTITLED TO ASSERT OR THAT ANY HOLDER OF A CLAIM AGAINST OR INTEREST IN THE DEBTORS OR ANY OTHER ENTITY COULD HAVE BEEN LEGALLY ENTITLED TO ASSERT DERIVATIVELY OR ON BEHALF OF THE DEBTORS OR THEIR ESTATES; PROVIDED, HOWEVER, THAT THE FOREGOING “DEBTOR RELEASE” SHALL NOT OPERATE TO WAIVE OR RELEASE ANY CLAIMS OR CAUSES OF ACTION OF THE DEBTORS OR THEIR RESPECTIVE CHAPTER 11 ESTATES AGAINST A RELEASED PARTY ARISING UNDER ANY CONTRACTUAL OBLIGATION OWED TO THE DEBTORS THAT IS ENTERED INTO OR ASSUMED PURSUANT TO THE PLAN.  FURTHERMORE, NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, NOTHING IN THIS PROVISION SHALL, NOR SHALL IT BE DEEMED TO, RELEASE ANY RELEASED PARTY FROM ANY CLAIMS OR CAUSES OF ACTION THAT ARE FOUND, PURSUANT TO A FINAL ORDER, TO BE THE RESULT OF SUCH RELEASED PARTY’S GROSS NEGLIGENCE, FRAUD, OR WILLFUL MISCONDUCT.

ENTRY OF THE CONFIRMATION ORDER SHALL CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL, PURSUANT TO BANKRUPTCY RULE 9019, OF THE DEBTOR RELEASE, WHICH INCLUDES BY REFERENCE EACH OF THE RELATED PROVISIONS AND DEFINITIONS CONTAINED IN THE PLAN, AND, FURTHER, SHALL CONSTITUTE THE BANKRUPTCY COURT’S FINDING THAT THE DEBTOR RELEASE IS (1) IN EXCHANGE FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY THE RELEASED PARTIES; (2) A GOOD FAITH SETTLEMENT AND COMPROMISE OF THE CLAIMS RELEASED BY THE DEBTOR RELEASE; (3) IN THE BEST INTERESTS OF THE DEBTORS’ ESTATES AND ALL HOLDERS OF CLAIMS AND INTERESTS; (4) FAIR, EQUITABLE, AND REASONABLE; (5) GIVEN AND MADE AFTER DUE NOTICE AND OPPORTUNITY FOR HEARING; AND (6) A BAR TO ANY OF THE DEBTORS’ ESTATES, ASSERTING ANY CLAIM OR CAUSE OF ACTION RELEASED PURSUANT TO THE DEBTOR RELEASE.

7.                                      Releases By Holders of Claims and Interests

EFFECTIVE AS OF THE EFFECTIVE DATE, THE RELEASING PARTIES SHALL BE DEEMED TO PROVIDE A FULL RELEASE TO THE RELEASED PARTIES AND THEIR RESPECTIVE PROPERTY FROM ANY AND ALL CAUSES OF ACTION AND ANY OTHER DEBTORS, OBLIGATIONS, RIGHTS, SUITS, DAMAGES, ACTIONS, DERIVATIVE CLAIMS, REMEDIES, AND LIABILITIES WHATSOEVER, WHETHER KNOWN OR UNKNOWN, FORESEEN OR UNFORESEEN, EXISTING AS OF THE EFFECTIVE DATE, IN LAW, AT EQUITY, OR OTHERWISE, WHETHER FOR TORT, CONTRACT, VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS, OR OTHERWISE, BASED IN WHOLE OR IN PART UPON ANY ACT OR OMISSION, TRANSACTION, OR OTHER OCCURRENCE OR CIRCUMSTANCES EXISTING OR TAKING PLACE PRIOR TO OR ON THE EFFECTIVE DATE ARISING FROM OR RELATED IN ANY WAY TO THE DEBTORS, THE PLAN, OR THESE CHAPTER 11 CASES, INCLUDING THOSE THAT THE DEBTORS WOULD HAVE BEEN LEGALLY ENTITLED TO ASSERT DERIVATIVELY OR ON BEHALF OF THE DEBTORS OR THEIR ESTATES.  NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, THIS RELEASE SHALL NOT (1) OPERATE TO RELEASE ANY CLAIMS OR CAUSES OF ACTION HELD DIRECTLY (BUT NOT DERIVATIVELY) BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AGAINST ANY NON-DEBTOR OR (2) PRECLUDE THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION FROM ENFORCING ITS REGULATORY OR POLICE POWERS.  FURTHERMORE,

NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THE FOREGOING, NOTHING IN THIS PROVISION SHALL, NOR SHALL IT BE DEEMED TO, RELEASE ANY RELEASED PARTY FROM ANY CLAIMS OR CAUSES OF ACTION THAT ARE FOUND, PURSUANT TO A FINAL ORDER, TO BE THE RESULT OF SUCH RELEASED PARTY’S GROSS NEGLIGENCE, FRAUD, OR WILLFUL MISCONDUCT.

ENTRY OF THE CONFIRMATION ORDER SHALL CONSTITUTE THE BANKRUPTCY COURT’S APPROVAL, PURSUANT TO BANKRUPTCY RULE 9019, OF THE THIRD PARTY RELEASE, WHICH INCLUDES BY REFERENCE EACH OF THE RELATED PROVISIONS AND DEFINITIONS CONTAINED IN THE PLAN, AND, FURTHER, SHALL CONSTITUTE THE BANKRUPTCY COURT’S FINDING THAT THE THIRD PARTY RELEASE IS: (1) IN EXCHANGE FOR THE GOOD AND VALUABLE CONSIDERATION PROVIDED BY THE RELEASED PARTIES; (2) A GOOD-FAITH SETTLEMENT AND COMPROMISE OF THE CLAIMS RELEASED BY THE THIRD PARTY RELEASE; (3) IN THE BEST INTERESTS OF THE DEBTORS AND ALL HOLDERS OF CLAIMS AND INTERESTS; (4) FAIR, EQUITABLE, AND REASONABLE; (5) GIVEN AND MADE AFTER DUE NOTICE AND OPPORTUNITY FOR HEARING; AND (6) A BAR TO ANY OF THE RELEASING PARTIES ASSERTING ANY CLAIM RELEASED PURSUANT TO THE THIRD PARTY RELEASE.

8.                                      Exculpation

To the extent permitted by applicable law, no Exculpated Party shall have or incur, and each Exculpated Party is hereby released and exculpated from, any claim, obligation, suit, judgment, damage, demand, debt, right, Cause of Action, loss, or liability for any claim in connection with or arising out of the administration of the Chapter 11 Cases; the negotiation and pursuit of the Purchase Agreement, the Disclosure Statement, the Plan Supplement, or the Plan, or the solicitation of votes for, or confirmation of, the Plan; the occurrence of the Effective Date; the administration of the Plan or the property to be distributed under the Plan; or the transactions in furtherance of any of the foregoing; provided, however, that no Exculpated Party shall be released and exculpated  willful misconduct or gross negligence (but in all respects such entities shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities pursuant to the Plan).  The Exculpated Parties and each of their respective affiliates, agents, directors, officers, employees, advisors, and attorneys have acted in compliance with the applicable provisions of the Bankruptcy Code with regard to the solicitation of the Plan and, therefore, are not, and on account of such distributions shall not be, liable at any time for the violation of any applicable law, rule, or regulation governing the solicitation of acceptances or rejections of the Plan or such distributions made pursuant to the Plan.

9.                                      Plan Injunction

(a)                                 Except as otherwise provided in the Plan or in the Confirmation Order, as of the entry of the Confirmation Order but subject to the occurrence of the Effective Date, all Persons who have held, hold, or may hold Claims or Interests are, with respect to any such Claim or Interest, permanently enjoined after the entry of the Confirmation Order from: (i) commencing, conducting, or continuing in any manner, directly or indirectly, any suit, action, or other proceeding of any kind (including, without limitation, any proceeding in a judicial, arbitral, administrative, or other forum) against or affecting, directly or indirectly, a Debtor, an Estate, or the property of either of the foregoing, or any direct or indirect transferee of any property of, or direct or indirect successor in interest to, any of the foregoing Persons mentioned in this subsection (i) or any property of any transferee or successor; (ii) enforcing, levying, attaching (including, without limitation, any prejudgment attachment), collecting, or otherwise recovering in any manner or by any means, whether directly or indirectly, any judgment, award, decree, or order against a Debtor or an Estate or its property, or any direct or indirect transferee of any property of, or direct or indirect successor in interest to, any of the foregoing Persons mentioned in this subsection (ii) or any property of any such transferee or successor; (iii) creating, perfecting, or otherwise enforcing in any manner, directly or indirectly, any encumbrance of any kind against a Debtor or an Estate or any of its property, or any direct or indirect transferee of any property of, or successor in interest to, any of the foregoing Persons mentioned in this subsection (iii) or any property of any such transferee or successor; (iv) acting or proceeding in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan to the full extent permitted by applicable law; and (v) commencing or continuing, in any manner or in any place, any action that does not comply with or is inconsistent with the provisions of the Plan; provided, that nothing contained herein shall preclude such Persons who have held, hold, or may hold Claims against or Interests in a Debtor or an Estate from exercising their rights, or obtaining benefits, pursuant to and consistent with the terms of the Plan.

(b)                                 By accepting distributions pursuant to the Plan, each holder of an Allowed Claim will be deemed to have affirmatively and specifically consented to be bound by the Plan, including, without limitation, the injunctions set forth in this section.

10.                               Injunction Related to Releases and Exculpation

The Confirmation Order shall permanently enjoin the commencement or prosecution by any Person or entity, whether directly, derivatively, or otherwise, of any Claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, losses, or liabilities released pursuant to the Plan, including, without limitation, the claims, obligations, suits, judgments, damages, demands, debts, rights, Causes of Action, and liabilities released or exculpated in the Plan.

11.                               Waiver of Statutory Limitation on Releases

EACH RELEASING PARTY IN EACH OF THE RELEASES CONTAINED IN THE PLAN (INCLUDING UNDER SECTION 11 OF THE PLAN) EXPRESSLY ACKNWOWLEDGES THAT ALTHOUGH ORDINARILY A GENERAL RELEASE MAY NOT EXTEND TO CLAIMS THAT THE RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN ITS FAVOR, WHICH IF KNOWN BY IT MAY HAVE MATERIALLY AFFECTED ITS SETTLMENT WITH THE PARTY RELEASED, IT HAS CAREFULLY CONSIDERED AND TAKEN INTO ACCOUNT IN DETERMINING TO ENTER INTO THE ABOVE RELEASES THE POSSIBLE EXISTENCE OF SUCH UNKNOWN LOSSES OR CLAIMS.  WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, EACH RELEASING PARTY EXPRESSLY WAIVES ANY AND ALL RIGHTS CONFERRED UPON IT BY ANY STATUTE OR RULE OF LAW THAT PROVIDES THAT A RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CLAIMANT DOES NOT KNOW OR SUSPECT TO EXIST IN ITS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY IT MAY HAVE MATERIALLY AFFECTED ITS SETTLMENT WITH THE RELEASED PARTY, INCLUDING THE PROVISIONS OF CALIFORNIA CIVIL CODE SECTION 1542.  THE RELEASES CONTAINED IN ARTICLE 11 OF THIE PLAN ARE EFFECTIVE REGARDLESS OF WHETHER THOSE RELEASED MATTERS ARE PRESENTLY KNOWN, UNKNOWN, SUSPECTED OR UNSUSPECTED, FORESEEN OR UNFORESEEN.

12.                               Preservation of Rights of Action

Other than Causes of Action against an Entity that are waived, relinquished, exculpated, released, compromised, or settled in the Plan or by a Bankruptcy Court order, the Debtors reserve any and all Causes of Action.  On and after the Effective Date, the Plan Administrator may pursue such Causes of Action in its sole discretion.  No Entity may rely on the absence of a specific reference in the Plan, the Plan Supplement, or the Disclosure Statement to any Cause of Action against them as any indication that the Debtors or the Plan Administrator will not pursue any and all available Causes of Action against them.  No preclusion doctrine, including the doctrines of res judicata, collateral estoppel, issue preclusion, claim preclusion (judicial, equitable, or otherwise), or laches, shall apply to such Causes of Action upon, after, or as a consequence of the Confirmation or Consummation.  Prior to the Effective Date, the Debtors, and on and after the Effective Date, the Plan Administrator shall retain and shall have, including through its authorized agents or representatives, the exclusive right, authority, and discretion to determine and to initiate, file, prosecute, enforce, abandon, settle, compromise, release, withdraw, or litigate to judgment any such Causes of Action and to decline to do any of the foregoing without the consent or approval of any third party or further notice to or action, order, or approval of the Bankruptcy Court.  Notwithstanding anything contained herein to the contrary, the Debtors shall not retain any Claims or Causes of Action released pursuant to Sections 11.6, 11.7, 11.8, and 11.9 of the Plan against the Released Parties or any Avoidance Actions (except that such Claims or Causes of Action, including Avoidance Actions, may be asserted as a defense to a claim in connection with the claims reconciliation and objection procedures pursuant to section 502(d) of the Bankruptcy Code or otherwise).

13.                               Solicitation of the Plan

As of and subject to the occurrence of the Confirmation Date: (a)  the Debtors shall be deemed to have solicited acceptances of the Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including, without limitations sections 1125(a) and (e) of the Bankruptcy Code, and any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with such solicitation and (b) the Debtors and each of their respective directors, officers, employees, Affiliates, agent, financial advisors, investment bankers, professionals, accountants, and attorneys shall be deemed to have participated in good faith and in compliance with the applicable provisions of the Bankruptcy Code in the offer and issuance of any securities under the Plan, and therefore, are not, and on account of such offer, issuance and solicitation will not be, liable at any time for any violation of any applicable law, rule or regulation governing the solicitation of acceptances or rejections of the Plan or the offer and issuance of any securities under the Plan.

14.                               Plan Supplement

The Plan Supplement shall be filed with the Clerk of the Bankruptcy Court.  Upon its filing with the Bankruptcy Court, the Plan Supplement may be inspected in the office of the Clerk of the Bankruptcy Court during normal court hours.  Documents to be included in the Plan Supplement will be posted at the website of court-appointed claims and noticing agent as they become available.

15.                               Corporate Action

Upon the Effective Date, by virtue of the solicitation of votes on the Plan and entry of the Confirmation Order, all actions contemplated by the Plan (including any action to be undertaken by the Plan Administrator) shall be deemed authorized, approved, and, to the extent taken prior to the Effective Date, ratified without any requirement for further action by holders of Claims or Interests, the Debtors, or any other Entity or Person.  All matters provided for in the Plan involving the corporate structure of the Debtors, and any corporate action required by the Debtors in connection therewith shall be deemed to have occurred on the Effective Date and shall be in effect, without any requirement of further action by the Debtors or the Debtors’ Estates.

L.                                    RETENTION OF JURISDICTION

On and after the Effective Date, the Bankruptcy Court shall retain jurisdiction over all matters arising in, arising under, and related to the Chapter 11 Cases for, among other things, the following purposes:

(a)                                 to hear and determine motions and/or applications for the assumption or rejection of Executory Contracts or Unexpired Leases and the allowance, classification, priority, compromise, estimation or payment of Claims resulting therefrom;

(b)                                 to determine any motion, adversary proceeding, application, contested matter, or other litigated matter pending on or commenced after the Confirmation Date;

(c)                                  to ensure that distributions to holders of Allowed Claims are accomplished as provided herein;

(d)                                 to consider Claims or the allowance, classification, priority, compromise, estimation or payment of any Claim;

(e)                                  to enter, implement or enforce such orders as may be appropriate in the event the Confirmation Order is for any reason stayed, reversed, revoked, modified or vacated;

(f)                                   to issue injunctions, enter and implement other orders, and take such other actions as may be necessary or appropriate to restrain interference by any Person with the Consummation, implementation or enforcement of the Plan, the Confirmation Order, or any other order of the Bankruptcy Court;

(g)                                  to hear and determine any application to modify the Plan in accordance with section 1127 of the Bankruptcy Code, to remedy any defect or omission or reconcile any inconsistency in the Plan, or any order of the Bankruptcy Court, including the Confirmation Order, in such a manner as may be necessary to carry out the purposes and effects thereof;

(h)                                 to hear and determine all applications under sections 330, 331, and 503(b) of the Bankruptcy Code for awards of compensation for services rendered and reimbursement of expenses incurred before the Confirmation Date;

(i)                                     to hear and determine disputes arising in connection with the interpretation, implementation, or enforcement of the Plan, the Purchase Agreement, the Sale Order, or the Confirmation Order or any agreement, instrument, or other document governing or relating to any of the foregoing;

(j)                                    to take any action and issue such orders as may be necessary to construe, interpret, enforce, implement, execute, and consummate the Plan or to maintain the integrity of the Plan following Consummation;

(k)                                 to hear any disputes arising out of, and to enforce, any order approving alternative dispute resolution procedures to resolve personal injury, employment litigation and similar Claims pursuant to section 105(a) of the Bankruptcy Code;

(l)                                     to determine such other matters and for such other purposes as may be provided in the Confirmation Order;

(m)                             to hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code (including any requests for expedited determinations under section 505(b) of the Bankruptcy Code);

(n)                                 to adjudicate, decide or resolve any and all matters related to section 1141 of the Bankruptcy Code;

(o)                                 to adjudicate any and all disputes arising from or relating to distributions under the Plan;

(p)                                 to hear and determine any other matters related hereto and not inconsistent with the Bankruptcy Code and title 28 of the United States Code;

(q)                                 to enter a final decree closing the Chapter 11 Cases;

(r)                                    to enforce all orders previously entered by the Bankruptcy Court;

(s)                                   to recover all assets of the Debtors and property of the Debtors’ Estates, wherever located; and

(t)                                    to hear and determine any rights, Claims or Causes of Action held by or accruing to the Debtors pursuant to the Bankruptcy Code or pursuant to any federal statute or legal theory.

M.                                 MISCELLANEOUS PROVISIONS

1.                                      Payment of Statutory Fees

On the Effective Date and thereafter as may be required, the Debtors or the Plan Administrator shall pay all fees incurred pursuant to § 1930 of title 28 of the United States Code, together with interest, if any, pursuant to § 3717 of title 31 of the United States Code for each Debtor’s case; provided, however, that after the Effective Date such fees shall only be payable with respect to the Azure Case and the Azure GP Case until such time as a final decree is entered closing the Azure Case and the Azure GP Case, a Final Order converting such cases to a cases under chapter 7 of the Bankruptcy Code is entered, or a Final Order dismissing the Azure Case and the Azure GP Case is entered.

2.                                      Substantial Consummation

On the Effective Date, the Plan shall be deemed to be substantially consummated under sections 1101 and 1127(b) of the Bankruptcy Code.

3.                                      Amendments

(a)                                 Plan Modifications.  The Plan may be amended, modified or supplemented by the Debtors, in good faith consultation with the Prepetition Administrative Agent, in the manner provided for by section 1127 of the Bankruptcy Code or as otherwise permitted by law without additional disclosure pursuant to section 1125 of the Bankruptcy Code.  In addition, after the Confirmation Date, the Debtors, in good faith consultation with the Prepetition Administrative Agent, may institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in the Plan or the

Confirmation Order, with respect to such matters as may be necessary to carry out the purposes and effects of the Plan.

(b)                                 Other Amendments.  Before the Effective Date, the Debtors, in good faith consultation with the Prepetition Administrative Agent, may make appropriate technical adjustments and modifications to the Plan without further order or approval of the Bankruptcy Court.

4.                                      Revocation or Withdrawal of the Plan

The Debtors reserve the right, in good faith consultation with the Prepetition Administrative Agent, to revoke or withdraw the Plan, including the right to revoke or withdraw the Plan for any Debtor or all Debtors, prior to the Confirmation Date.  If the Debtors, in good faith consultation with the Prepetition Administrative Agent, revoke or withdraw the Plan, or if Confirmation or Consummation does not occur, then:  (a) the Plan shall be null and void in all respects; (b) any settlement or compromise embodied in the Plan (including the fixing or limiting to an amount certain of any Claim or Interests or Class of Claims or Interests), assumption or rejection of Executory Contracts or Unexpired Leases effected by the Plan, and any document or agreement executed pursuant to the Plan, shall be deemed null and void; and (c) nothing contained in the Plan shall:  (i) constitute a waiver or release of any Claims or Interests; (ii) prejudice in any manner the rights of the Debtors, the Debtors’ Estates, or any other Entity; or (iii) constitute an admission, acknowledgment, offer, or undertaking of any sort by the Debtors, the Debtors’ Estates, or any other Entity.

5.                                      Severability of Plan Provisions upon Confirmation

If, before the entry of the Confirmation Order, any term or provision of the Plan is held by the Bankruptcy court to be invalid, void, or unenforceable, the Bankruptcy Court, at the request of the Debtors, shall have the power to alter and interpret such term or provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of the term or provision held to be invalid, void, or unenforceable, and such term or provision shall then be applicable as altered or interpreted.  Notwithstanding any such holding, alteration or interpretation, the remainder of the terms and provisions of the Plan will remain in full force and effect and will in no way be affected, impaired or invalidated by such holding, alteration or interpretation.  The Confirmation Order shall constitute a judicial determination and shall provide that each term and provision of the Plan, as it may have been altered or interpreted in accordance with the foregoing, is (a) valid and enforceable pursuant to its terms; (b) integral to the Plan and may not be deleted or modified without the consent of the Debtors or the Plan Administrator (as the case may be); and (c) nonseverable and mutually dependent.

6.                                      Governing Law

Except to the extent that the Bankruptcy Code or other federal law is applicable, or to the extent an exhibit hereto or a schedule in the Plan Supplement provides otherwise, the rights, duties and obligations arising under the Plan shall be governed by, and construed and enforced in accordance with, the laws of the State of Texas, without giving effect to the principles of conflict of laws thereof.

7.                                      Time

In computing any period of time prescribed or allowed by the Plan, unless otherwise set forth herein or determined by the Bankruptcy Court, the provisions of Bankruptcy Rule 9006 shall apply.

8.                                      Additional Documents

On or before the Effective Date, the Debtors may file with the Bankruptcy Court such agreements and other documents as may be necessary or appropriate to effectuate and further evidence the terms and conditions of the Plan.  The Debtors and all holders of Claims or Interests receiving distributions pursuant to the Plan and all other parties in interest shall, prepare, execute, and deliver any agreements or documents and take any other actions as may be necessary or advisable to effectuate the provisions and intent of the Plan.

9.                                      Immediate Binding Effect

Notwithstanding Bankruptcy Rules 3020(e), 6004(h), or 7062 or otherwise, upon the occurrence of the Effective Date, the terms of the Plan and the Plan Supplement shall be immediately effective and enforceable and deemed binding upon and insure to the benefit of the Debtors, the Purchaser, the holders of Claims and Interests, the Released Parties, the Exculpated Parties, and each of their respective successors and assigns, including, without limitation, the Plan Administrator.

10.                               Successors and Assigns

The rights, benefits and obligations of any Person named or referred to in the Plan shall be binding on, and shall insure to the benefit of any heir, executor, administrator, successor, or permitted assign, if any, of each Entity.

11.                               Entire Agreement

On the Effective Date, the Plan and the Confirmation Order shall supersede all previous and contemporaneous negotiations, promises, covenants, agreements, understandings and representations on such subjects, all of which have become merged and integrated into the Plan.

12.                               Notices

All notices, requests and demands to or upon the Debtors to be effective shall be in writing (including by facsimile transmission) and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when actually delivered or, in the case of notice by facsimile transmission, when received and telephonically confirmed, addressed as follows:

(i)                                     if to the Debtors or the Plan Administrator:

Azure Midstream Partners, LP
12377 Merit Drive, Suite 300
Dallas, TX 75251
Attn:                    Plan Administrator
Telephone:  (972) 674-5200
Facsimile:  (972) 385-8775

- and -

Weil, Gotshal & Manges LLP
700 Louisiana Street, Suite 1700
Houston, TX 77002
Attn:                    Christopher M. López

Telephone:  (713) 546-5000
Facsimile:  (713) 224-9511

- and —

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Attn:                    Gary T. Holtzer
                                                Robert J. Lemons
                                                Charles M. Persons
Telephone:  (212) 310-8000
Facsimile:  (212) 310-8007

- and —

(ii) if to the Prepetition Administrative Agent:

Baker & McKenzie LLP
452 Fifth Avenue
New York, NY
Attn:                    James Donnell
                                                Peter S. Goodman

Frank Grese
Telephone:  (212) 626-4100
Facsimile:  (212) 310-1600

After the Effective Date, the Debtors have authority to send a notice to Entities that to continue to receive documents pursuant to Bankruptcy Rule 2002, they must file a renewed request to receive documents pursuant to Bankruptcy Rule 2002.  After the Effective Date, the Debtors are authorized to limit the list to Entities receiving documents pursuant to Bankruptcy Rule 2002 to those Entities who have filed such renewed requests.

VI.

CERTAIN RISK FACTORS AFFECTING THE DEBTORS

A.                                    CERTAIN BANKRUPTCY LAW CONSIDERATIONS

1.                                      Risk of Non-Confirmation of the Plan

Although the Debtors believe that the Plan will satisfy all requirements necessary for confirmation by the Bankruptcy Court, there can be no assurance that the Bankruptcy Court will reach the same conclusion or that modifications of the Plan will not be required for confirmation or that such modifications would not necessitate resolicitation of votes.

2.                                      Non-Consensual Confirmation

In the event any impaired class of claims or interests entitled to vote on a plan of reorganization or liquidation does not accept a plan of reorganization liquidation, a bankruptcy court may nevertheless confirm such plan at the proponent’s request if at least one impaired class has accepted the plan (with such acceptance being determined without including the vote of any “insider” in such class), and as to each impaired class that has not accepted the plan, the bankruptcy court determines that the plan “does not discriminate unfairly” and is “fair and equitable” with respect to the dissenting impaired classes.

3.                                      Risk Related to Cash Collateral Order

In the event of a breach of one of the milestones or another event of default under the Cash Collateral Order, the Prepetition Secured Lenders may seek, among other things, to exercise certain remedies with respect to cash collateral, and to take certain other actions against the Debtors.

B.                                    ADDITIONAL FACTORS TO BE CONSIDERED

1.                                      The Debtors Have No Duty to Update

The statements contained in this Disclosure Statement are made by the Debtors as of the Petition Date, unless otherwise specified herein, and the delivery of this Disclosure Statement after that date does not imply that there has been no change in the information set forth herein since that date.  The Debtors have no duty to update this Disclosure Statement unless otherwise ordered to do so by the Bankruptcy Court.

2.                                      No Representations Outside This Disclosure Statement Are Authorized

No representations concerning or related to the Debtors, the Chapter 11 Cases, or the Plan are authorized by the Bankruptcy Court or the Bankruptcy Code, other than as set forth in this Disclosure Statement.  Any representations or inducements made to secure your acceptance or rejection of the Plan that are other than as contained in, or included with, this Disclosure Statement should not be relied upon by you in arriving at your decision.

3.                                      No Legal or Tax Advice Is Provided to You by This Disclosure Statement

The contents of this Disclosure Statement should not be construed as legal, business, or tax advice.  Each holder of a Claim or Interests should consult his, her, or its own legal counsel and accountant as to legal, tax, and other matters concerning his, her, or its Claim or Interest.

This Disclosure Statement is not legal advice to you.  This Disclosure Statement may not be relied upon for any purpose other than to determine how to vote on the Plan or object to confirmation of the Plan.

4.                                      No Admission Made

Nothing contained in the Plan will constitute an admission of, or be deemed evidence of, the tax or other legal effects of the Plan on the Debtors or on holders of Claims or Interests.

5.                                      Failure to Identify Litigation Claims or Projected Objections

No reliance should be placed on the fact that a particular litigation Claim or projected objection to a particular Claim or Interest is, or is not, identified in this Disclosure Statement.  The Debtors may seek to investigate, file, and prosecute Claims and Interests and may object to Claims or Interests after the Confirmation or Effective Date of the Plan irrespective of whether this Disclosure Statement identifies such Claims or Interests or objections to such Claims or Interests.

6.                                      No Waiver of Right to Object or Right to Recover Transfers and Assets

The vote by a holder of a Claim or Interest for or against the Plan does not constitute a waiver or release of any Claims, Causes of Action, or rights of the Debtors (or any entity, as the case may be) to object to that holder’s Claim or Interest, or recover any preferential, fraudulent, or other voidable transfer of assets, regardless of whether any Claims or Causes of Action of the Debtors or their respective Estates are specifically or generally identified in this Disclosure Statement.

7.                                      Information Was Provided by the Debtors and Was Relied Upon by the Debtors’ Advisors

The Debtors’ advisors have relied upon information provided by the Debtors in connection with the preparation of this Disclosure Statement.  Although the Debtors’ advisors have performed certain limited due diligence in connection with the preparation of this Disclosure Statement, they have no independently verified the information contained in this Disclosure Statement.

VII.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain U.S. federal income tax consequences of the implementation of the Plan to the Debtors and to certain holders of Allowed Claims.  This summary does not address the U.S. federal income tax consequences to holders of Claims who are deemed to have rejected the Plan.  In addition, this discussion does not address the U.S. federal income tax consequences to holders of Existing Azure Interests other than Azure’s Common Units.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Tax Code”), existing and proposed U.S. Treasury regulations thereunder (the “Treasury Regulations”), judicial decisions, and published administrative rules and pronouncements of the Internal Revenue Service (the “IRS”) as in effect on the date hereof, all of which are subject to change, possibly on a retroactive basis. Any such change could significantly affect the U.S. federal income tax consequences described below.

The U.S. federal income tax consequences of the Plan are complex and subject to significant uncertainties. The Debtors have not requested an opinion of counsel or a ruling from the IRS with respect to any of the tax aspects of the Plan. This summary does not address state, local or foreign income or other tax consequences of the Plan, nor does it purport to address the U.S. federal income tax consequences of the Plan to special classes of taxpayers (such as non-U.S. persons, broker-dealers, banks, mutual funds, insurance companies, financial institutions, thrifts, small business investment companies, regulated investment companies, real estate investment trusts, tax-exempt organizations, retirement plans, individual retirement and other tax-deferred accounts, S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes, any other Debtor entity, persons holding securities as part of a hedging, straddle, conversion or constructive sale transaction or other integrated investment, traders in securities that elect to use a mark-to-market method of accounting for their security holding, dealers in securities or foreign currencies, persons whose functional currency is not the U.S. dollar, certain expatriates or former long term residents of the United States, persons who received their Claim as compensation or who acquired their Claim in the secondary market, and persons subject to the alternative minimum tax or the “Medicare” tax on net investment income). Additionally, this discussion does not address the Foreign Account Tax Compliance Act.

This discussion assumes that the Lender Claims and General Unsecured Claims are held as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Tax Code and, unless otherwise indicated below, that the various debt and other arrangements to which the Debtors are parties will be respected for U.S. federal income tax purposes in accordance with their form.

The following summary of certain U.S. federal income tax consequences is for informational purposes only and is not a substitute for careful tax planning and advice based upon your individual circumstances.  All holders of Claims and Azure’s common units are urged to consult their tax advisor for the U.S. federal, state, local and other tax consequences applicable under the Plan.

ACCORDINGLY, THE FOLLOWING SUMMARY IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING OR FOR ADVICE BASED UPON THE PARTICULAR CIRCUMSTANCES PERTAINING TO A HOLDER OF A CLAIM. EACH HOLDER OF A CLAIM OR INTEREST IS URGED TO CONSULT ITS OWN TAX ADVISORS FOR THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES APPLICABLE TO IT UNDER THE PLAN.

A.                                    CONSEQUENCES TO THE DEBTORS

Azure is treated as a partnership for U.S. federal income tax purposes and, with the exception of Marlin Midstream Finance Corporation (which has no material assets or liabilities for U.S. federal income tax purposes), each of the subsidiaries of Azure (all of whom are Debtors) are treated as disregarded entities for U.S. federal income tax purposes.  As a partnership or disregarded entity (i.e., “pass-through entities”), Azure and its subsidiaries are not themselves subject to U.S. federal income tax.  Instead, each holder of Azure’s common units (referred to herein as an “Azure unitholder”) is required to report on its U.S. federal income tax return, and is subject to tax in respect of, its distributive share of each item of taxable income, gain, loss, deduction and credit of the Debtors.  Accordingly, the U.S. federal income tax consequences of the liquidation contemplated by the Plan (including the Sale Transaction and the discharge of Claims) generally will not be borne by the Debtors, but instead will be borne by the Azure unitholders. Additionally, Azure General Partner is a disregarded entity for U.S. federal income tax purposes, whose items of taxable income, gain, loss, deduction and credit will generally be borne by the Non-Debtor Affiliate Company.

1.                                      Sale Transaction and Other Disposition of Assets

The Plan authorizes the Debtors to take any and all actions necessary to consummate the sale of all or substantially all of the Debtors’ assets.  Accordingly, the Debtors may recognize gain or loss upon the sale of the Debtors’ assets.  As described above, because Azure and the other Debtors are treated as pass-through entities for U.S. federal income tax purposes, such gain or loss will be allocated to the Azure unitholders.  The amount of gain or loss allocable to any particular Azure unitholder depends, in part, on the price such holder paid for its units and the extent to which it has previously been allocated amortization or depreciation deductions with respect to the assets sold.  The Azure unitholders are urged to consult their tax advisors regarding the allocation of gain and loss as a result of the sale of all or substantially all of the Debtors’ assets and any limitations that may be imposed on the deductibility of any losses recognized as a result of the transfer of assets based on an Azure unitholder’s individual circumstances.  An Azure unitholder’s adjusted tax basis in its common units will be increased to the extent of any net gain allocated to such partner and decreased (but not below zero) to the extent of any net loss allocated to such partner.

2.                                      Cancellation of Debt Income

In connection with the implementation of the Plan, the Plan Administrator will wind down and liquidate the Debtors’ assets and distribute all of the liquidation proceeds to holders of Claims at which time any remaining Claims (or the unsatisfied portions thereof) will be viewed as cancelled for U.S. federal income tax purposes. As a result, the Debtors may incur cancellation of debt (“COD”) income in the amount of such cancelled Claims (or portions thereof).  As described above, because the Debtors are pass-through entities for U.S. federal income tax purposes, any such COD income will be allocated to the Azure unitholders.  Certain statutory or judicial exceptions potentially can apply to limit the amount of COD income required to be included in income by the Azure unitholders, depending on such unitholder’s particular circumstances.  In particular, exceptions are available that would allow COD income to be excluded from gross income if the COD income is taken into account by a taxpayer that is insolvent (but only to the extent of insolvency) or in bankruptcy.  These exceptions apply at the “partner” level and thus depend on whether the partner, i.e., the Azure unitholder to whom the COD income was allocated, is itself insolvent or in bankruptcy.  The fact that the Debtors are insolvent and in bankruptcy is not relevant for that purpose.  For purposes of determining a unitholder’s insolvency (measured immediately prior to the Effective Date), the holder would be treated as if it were individually liable for an amount of partnership debt equal to the allocated amount of the COD income.  To the extent any amount of COD income is excludable by an Azure unitholder by reason of the insolvency or bankruptcy exception, the holder generally would be required to reduce certain tax attributes (such as net operating losses, tax credits, possibly tax basis in assets and passive losses) after the determination of its tax liability for the taxable year.  An Azure unitholder’s adjusted tax basis in its units will be increased to the extent of any COD income allocated to such unitholder.

For U.S. federal income tax purposes the cancellation of Azure’s indebtedness pursuant to the Plan will result in a deemed cash distribution to each Azure unitholder based on the amount of the indebtedness allocable to such Azure unitholder’s common units.  To the extent that any such deemed cash distribution exceeds the Azure unitholder’s adjusted tax basis in its common units (after adjustment for COD income and net gain or loss allocable to the Azure unitholder as described above), such unitholder will recognize capital gain.  Any such capital gain generally should be long-term if the Azure unitholder’s holding period in its common units is more than one year and otherwise should be short-term. An Azure unitholder’s adjusted tax basis in its common units will be decreased (but not below zero) to the extent of any such deemed cash distribution.  Significantly, although Azure unitholders will be deemed for U.S. federal income tax purposes to receive a cash distribution as a result of the discharge of Azure’s indebtedness, a cash distribution may not actually be made to the Azure unitholders.

To the extent an Azure unitholder was allocated losses in taxable years ending prior to the date the common units are viewed as cancelled for U.S. federal income tax purposes (i.e., when all distributions have been made), such losses may have been suspended by reason of certain provisions of the Tax Code (in particular, those relating to so-called “passive losses” or the “at risk” rules).  As a result of the deemed cancellation and the recognition of COD Income, all or part of such losses may become deductible.  Additionally, to the extent an Azure unitholder has any remaining tax basis in its common units (after adjustment for COD income and net gain or loss allocable to the Azure unitholder as described above and the deemed cash distribution to the Azure unitholder as described above), the Azure unitholder generally should be entitled to recognize a capital loss.

Accordingly, all Azure unitholders are urged to consult their tax advisors regarding the U.S. federal income tax consequences to them.

B.                                    CONSEQUENCES TO HOLDERS OF ALLOWED LENDER CLAIMS AND GENERAL UNSECURED CLAIMS

The discussion below applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of Lender Claims or General Unsecured Claims that is for U.S. federal income tax purposes:

•                                          an individual who is a citizen or resident of the United States;

•                                          a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•                                          an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•                                          a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

If a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes holds Lender Claims or General Unsecured Claims, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership.  If you are a partner in such a partnership holding any of such instruments, you are urged to consult your tax advisor.

1.                                      Gain or Loss

Pursuant to the Plan, in full satisfaction of their Allowed Claims, each holder of a Lender Claim or General Unsecured Claim will receive cash payments.  Accordingly, in general, a U.S. Holder of a Lender Claim or a General Unsecured Claim will recognize gain or loss in an amount equal to the difference, if any, between (i) the amount of any cash received in satisfaction of its Claim (other than any cash received in respect of accrued but unpaid interest, if any), and (ii) the U.S. Holder’s adjusted tax basis in its Claim (other than any tax basis attributable to accrued but unpaid interest, if any).  See discussion of “Distributions in Respect of Accrued Interest” below.

Generally, the gain or loss recognized by a U.S. Holder with respect to a Claim will be a capital gain or loss unless the Claim was acquired at a market discount, and depending on whether and the extent to which the U.S. Holder previously claimed a bad debt deduction.  Any such capital gain or loss generally will be long-term if the U.S. Holder’s holding period in the Claim is more than one year.  A U.S. Holder that purchased its Claim from a prior holder at a “market discount” (relative to the principal amount of the Claim at the time of acquisition) may be subject to the market discount rules of the Tax Code.  In general, a debt instrument is considered to have been acquired with “market discount” if the U.S. Holder’s adjusted tax basis in the debt instrument is less than its stated principal amount by at least a de minimis amount.  Under these rules, any gain recognized in the payment of cash on the Claim (other than any cash received in respect of accrued but unpaid interest) generally will be treated as ordinary income to the extent of the market discount accrued (on a straight line basis or, at the election of the U.S. Holder, on a constant yield basis) during the U.S. Holder’s period of ownership, unless the U.S. Holder elected to include the market discount in income as it accrued.  If a U.S. Holder did not elect to include market discount in income as it accrued and, thus, under the market discount rules, was required to defer all or a portion of any deductions for interest on debt incurred or maintained to purchase or carry its Claim, such deferred amounts would become deductible at the time of the discharge of the Claim.

2.                                      Distributions in Respect of Accrued Interest

In general, to the extent that any cash received pursuant to the Plan by a U.S. Holder of a Claim is received in satisfaction of interest accrued during its holding period, such amount will be taxable to the U.S. Holder as interest income (if not previously included in the U.S. Holder’s gross income).  Conversely, a U.S. Holder may be entitled to recognize a deductible loss to the extent any accrued interest was previously included in its gross income and is not paid in full.

You are urged to consult your tax advisor regarding the allocation of consideration received under the Plan, as well as the deductibility of accrued but unpaid interest and the character of any loss claimed with respect to accrued but unpaid interest previously included in gross income for U.S. federal income tax purposes.

C.                                    WITHHOLDING ON DISTRIBUTIONS AND INFORMATION REPORTING

Payments of interest and any other reportable payments, including amounts received pursuant to the Plan, generally will be subject to information reporting and may be subject to “backup withholding” (currently at a rate of 28%) if a recipient of those payments fails to furnish to the payor certain identifying information and, in some cases, a certification that the recipient is not subject to backup withholding.  Backup withholding is not an additional tax.  Any amounts deducted and withheld generally should be allowed as a credit against or refund of that recipient’s U.S. federal income tax liability, provided that appropriate proof is timely provided under rules established by the IRS.  Furthermore, certain penalties may be imposed by the IRS on a recipient of payments who is required to supply information but who does not do so in the proper manner.  Backup withholding generally should not apply with respect to payments made to exempt recipients, such as corporations and financial institutions.  You are urged to consult your tax advisor regarding your qualification for exemption from backup withholding and information reporting and the procedures for obtaining such an exemption.

The Treasury Regulations generally require disclosure by a taxpayer on its U.S. federal income tax return of certain types of transactions in which the taxpayer participated, including, among other types of transactions, certain transactions that result in the taxpayer’s claiming a loss in excess of certain thresholds.  You are urged to consult your tax advisor regarding these Treasury Regulations and whether the contemplated transactions under the Plan would be subject to these Treasury Regulations and require disclosure on your tax return.

The foregoing summary has been provided for informational purposes only.  Each U.S. Holder is urged to consult its tax advisor concerning the U.S. federal, state, local, and other tax consequences applicable under the Plan.

VIII.

CONFIRMATION OF THE PLAN

A.                                    CONFIRMATION HEARING

Section 1128(a) of the Bankruptcy Code requires the Bankruptcy Court, after appropriate notice, to hold a hearing on confirmation of a chapter 11 plan.  The Bankruptcy Court has scheduled the Confirmation Hearing to commence on [•], 2017 at [•] [a.m./p.m] (Central Time).  The Confirmation

Hearing may be adjourned from time-to-time by the Debtors or the Bankruptcy Court without further notice except for an announcement of the adjourned date made at the Confirmation Hearing or any subsequent adjourned Confirmation Hearing.

B.                                    OBJECTIONS

Section 1128 of the Bankruptcy Code provides that any party in interest may object to the confirmation of a plan.  Objections to confirmation of the Plan are governed by Bankruptcy Rule 9014.

Any objection to confirmation of the Plan must be in writing, must conform to the applicable provisions of the Bankruptcy Code and the Bankruptcy Rules, and must set forth the name of the objector, the nature and amount of Claims or Interests held or asserted by the objector against the Debtors’ estates or property, the basis for the objection and the specific grounds therefor, and must be filed with the Bankruptcy Court so as to be received no later than the Plan Objection Deadline of [•], 2017.

UNLESS AN OBJECTION TO CONFIRMATION IS TIMELY FILED, IT MAY NOT BE CONSIDERED BY THE BANKRUPTCY COURT.

C.                                    REQUIREMENTS FOR CONFIRMATION OF THE PLAN

1.                                      Requirements of Section 1129(a) of the Bankruptcy Code

a.                                      General Requirements

At the Confirmation Hearing, the Bankruptcy Court will determine whether the following confirmation requirements specified in section 1129 of the Bankruptcy Code have been satisfied:

(i)                                     The Plan complies with the applicable provisions of the Bankruptcy Code.

(ii)                                  The Debtors have complied with the applicable provisions of the Bankruptcy Code.

(iii)                               The Plan has been proposed in good faith and not by any means proscribed by law.

(iv)                              Any payment made or promised by the Debtors or by a person issuing securities or acquiring property under the Plan for services or for costs and expenses in, or in connection with, the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been approved or is subject to the approval of the Bankruptcy Court as reasonable.

(v)                                 The Debtors have disclosed the identity and affiliations of any individual proposed to serve, after confirmation of the Plan, as a director, officer, or voting trustee of the Debtors, an affiliate of the Debtors participating in a joint plan with the Debtors, or a successor to the Debtors under the Plan, and the appointment to, or continuance in, such office of such individual is consistent with the interests of creditors and equity holders and with public policy.

(vi)                              With respect to each Class of Claims or Interests, each holder of an Impaired Claim or Impaired Interest either has accepted the Plan or will receive or retain under the Plan on account of such holder’s Claim or Interest, property of a value, as of the Effective Date, that is not less than the amount such holder would receive or retain if the Debtors were liquidated on the Effective Date under chapter 7 of the Bankruptcy Code.  See discussion of “Best Interests Test” below.

(vii)                           Except to the extent the Plan meets the requirements of section 1129(b) of the Bankruptcy Code (discussed below), each class of Claims or Interests has either accepted the Plan or is not Impaired under the Plan.

(viii)                        Except to the extent that the holder of a particular Claim has agreed to a different treatment of such Claim, the Plan provides that Administrative Expenses and priority Claims will be paid in full on the Effective Date.

(ix)                              At least one class of Impaired Claims has accepted the Plan, determined without including any acceptance of the Plan by any insider holding a Claim in such Class.

(x)                                 Confirmation of the Plan is not likely to be followed by the need for further financial reorganization of the Debtors or any successor to the Debtors under the Plan, unless such liquidation or reorganization is proposed in the Plan.  See “Feasibility Analysis” below.

(xi)                              All fees payable under section 1930 of title 28, as determined by the Bankruptcy Court at the hearing on confirmation of the Plan, have been paid or the Plan provides for the payment of all such fees on, or reasonably practicable thereafter, the Effective Date of the Plan.

b.                                      Best Interests Test

As noted above, the Bankruptcy Code requires that each holder of an impaired Claim or Interest either (i) accepts the Plan or (ii) receives or retains under the Plan property of a value, as of the Effective Date, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date.  This requirement is referred to as the “best interests test.”

The best interests test requires the Bankruptcy Court to determine what the holders of allowed Claims and allowed equity Interests in each impaired Class would receive from a liquidation of the Debtors’ assets and properties in the context of a liquidation under chapter 7 of the Bankruptcy Code.  To determine if a plan is in the best interests of each Impaired Class, the value of the distributions from the proceeds of the liquidation of the Debtors’ assets and properties (after subtracting the amounts attributable to the aforesaid Claims) is then compared with the value offered to such classes of claims and equity interests under the Plan.

The Debtors believe that under the Plan all holders of Impaired Claims and Interests will receive property with a value not less than the value such holder would receive in a liquidation under chapter 7 of the Bankruptcy Code.  The Debtors’ belief is based primarily on (i) consideration of the effects that a chapter 7 liquidation would have on the ultimate proceeds available for distribution to holders of Impaired Claims and Interests and (ii) the Liquidation Analysis prepared by the Debtors’ financial advisor, A&M, that is annexed as Exhibit C hereto.

The Liquidation Analysis is a comparison of (i) the estimated recoveries for creditors and equity holders of the Debtors that may result from the Plan and (ii) an estimate of the recoveries that may result from a hypothetical chapter 7 liquidation.  The Liquidation Analysis is based upon a number of significant assumptions which are described therein.  The Liquidation Analysis is solely for the purpose of disclosing to holders of Claims and Interests the effects of a hypothetical chapter 7 liquidation of the Debtors, subject to the assumptions set forth therein.  There can be no assurance as to values that would actually be realized in a chapter 7 liquidation nor can there be any assurance that the Bankruptcy Court will accept the Debtors’ conclusions or concur with such assumptions in making its determinations under section 1129(a)(7) of the Bankruptcy Code.

c.                                       Feasibility Analysis

The Bankruptcy Code requires that the Debtors demonstrate that confirmation of the Plan is not likely to be followed by liquidation or the need for further financial reorganization unless contemplated by the Plan.  Under the Plan, which provides for the liquidation of the Debtors and their Estates, the Debtors will be able to satisfy the conditions precedent to the Effective Date and otherwise have sufficient funds to meet their post-Confirmation Date obligations to pay for the costs of administering and fully consummating the Plan.  Accordingly, the Debtors believe the Plan satisfies the feasibility requirement.

2.                                      Requirements of Section 1129(b) of the Bankruptcy Code

The Bankruptcy Court may confirm the Plan over the rejection or deemed rejection of the Plan by a Class of Claims or Interests if the Plan “does not discriminate unfairly” and is “fair and equitable” with respect to such Class.

a.                                      No Unfair Discrimination

The “no unfair discrimination” test applies to classes of claims or equity interests that are of equal priority and are receiving different treatment under a plan.  A plan does not discriminate unfairly, within the meaning of the Bankruptcy Code, if the legal rights of a dissenting class are treated in a manner consistent with the treatment of other classes whose legal rights are substantially similar to those of the dissenting class and if no class of claims or equity interests receives more than it legally is entitled to receive for its claims or equity interests.  This test does not require that the treatment be the same or equivalent, but that such treatment is “fair.”

The Debtors believe that, under the Plan, all Impaired classes of Claims and Interests are treated in a manner that is fair and consistent with the treatment of other Classes of Claims and Interests having the same priority.  Accordingly, the Debtors believe the Plan does not discriminate unfairly as to any Impaired Class of Claims or Interests.

b.                                      Fair and Equitable Test

The “fair and equitable” test applies to classes of different priority and status (e.g., secured versus unsecured) and includes the general requirement that no class of claims receive more than 100% of the allowed amount of the claims in such class.  The test sets forth different standards for what is fair and equitable, depending on the type of claims or interests in such class.  In order to demonstrate that a plan is “fair and equitable,” the plan proponent must demonstrate the following:

(i)                                     Secured Creditors.  With respect to a class of impaired secured claims, a proposed plan must provide the following: (a) that the holders of secured claims retain their liens securing such claims, whether the property subject to such liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims, and receive on account of such claim deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the effective date of the Plan, of at least the value of such holder’s interest in the estates’ interest in such property, or (b) for the sale, subject to section 363 of the Bankruptcy Code, of any property that is subject to the liens securing such claims, free and clear of such liens, with such liens to attach to the proceeds of such sale, and the treatment of such liens on proceeds under clause (a) or (c) of this paragraph, or (c) that the holders of secured claims receive the “indubitable equivalent” of their allowed secured claim.

(ii)                                  Unsecured Creditors.  With respect to a class of impaired unsecured claims, a proposed plan must provide the following: either (i) each holder of an impaired unsecured claim receives or retains under the plan property of a value equal to the amount of its allowed claim or (ii) the holders of claims and interests that are junior to the claims of the dissenting class will not receive any property under the plan.

(b)                                 Equity Interests.  With respect to a class of equity interests, a proposed plan must provide the following: (i) that each holder of an equity interest receive or retain on account of such interest property of a value, as of the effective date of the plan, equal to the greatest of the allowed amount of any fixed liquidation preference to such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest or (ii) that the holder of any interest that is junior to the interests of the class of equity interests will not receive or retain under the Plan on account of such junior interest any property.

The Debtors believe the Plan satisfies the “fair and equitable” test with respect to all Impaired Classes of Claims and Interests.

c.                                       Application to the Plan

As to any Class that may reject the Plan, the Debtors believe the Plan will satisfy both the “no unfair discrimination” requirement and the “fair and equitable” requirements, because, as to any such dissenting Class, there is no Class of equal priority receiving more favorable treatment, and such Class will either be paid in full, or no Class that is junior to such a dissenting Class will receive or retain any property on account of the Claims or Interests in such Class.

3.                                      Alternative to Confirmation and Consummation of the Plan

The Debtors have evaluated several alternatives to the Plan.  After studying these alternatives, the Debtors have concluded that the Plan is the best option for the Debtors and their Estates and will maximize recoveries to parties-in-interest—assuming confirmation and consummation of the Plan.  If the Plan is not confirmed and consummated, the alternatives to the Plan include a liquidation of the Debtors under chapter 7 of the Bankruptcy Code.

a.                                      Liquidation Under Chapter 7

In a chapter 7 case, a trustee is appointed to liquidate a debtor’s assets and not make distributions to creditors in accordance with the priorities established in the Bankruptcy Code.  Generally, secured creditors are paid first from the proceeds of sales of their collateral.  If any assets remain in the bankruptcy estate after satisfaction of secured creditors’ claims from their collateral, administrative expenses are next to be paid.  Unsecured creditors are paid from any remaining sale proceeds, according to their respective priorities.  Unsecured creditors with the same priority share in proportion to the amount of their allowed claims in relationship to the total amount of allowed claims held by all unsecured creditors with the same priority.  Finally, equity interest holders receive the balance that remains, if any, after all creditors are paid.

Substantially all of the Debtors’ Assets are being sold through the Debtors’ proposed Sale Transaction under the Plan.  The Debtors believe that the Plan provides a greater recovery to holders of Allowed Other General Unsecured Claims than would a chapter 7 liquidation for several reasons.  First, liquidation under chapter 7 of the Bankruptcy Code would both decrease the aggregate proceeds available to holders of Claims and Interests and increase the magnitude of claims to those proceeds.  Specifically, the Plan contemplates that the Debtors will conduct a controlled auction process designed to maximize the going concern value of the Assets.  A liquidation of the Assets under chapter 7 would be less orderly and would yield only a liquidation value that does not account for the value of the Debtors’ business as a going concern.

Second, liquidating the Debtors’ Estates under the Plan likely provides holders of Allowed General Unsecured Claims with a larger, more timely recovery because of the fees and expenses that would be incurred in a chapter 7 liquidation, including the potential added time and expense incurred by the chapter 7 trustee and any retained professionals in familiarizing themselves with the Debtors and their estates.  The Debtors believe that in liquidation under chapter 7, before creditors received any distribution, additional administrative expenses involved in the appointment of a chapter 7 trustee and its retained professionals would cause a substantial diminution in the value of the Assets.  The assets available for distribution to creditors would be reduced by such additional expenses and by the Claims, some of which would be entitled to priority, which would arise by reason of the liquidation and from the rejection of leases and other executory contracts in connection with the cessation of operations.

Based on the Debtors’ analysis, it is possible that a liquidation of the Assets under a chapter 7 liquidation would result in smaller distributions being made to creditors than those provided for under the Plan because of (i) the likelihood that the Assets would have to be sold or otherwise disposed of in a less orderly fashion over a short period of time, and (ii) additional expenses and claims, some of which would be entitled to priority, which would be generated during the liquidation.  Accordingly, the Debtors believe that the Plan is in the best interests of creditors.

b.                                      Alternative Plans

The Debtors do not believe that there are any alternative plans for the reorganization or liquidation of the Debtors’ Estates.  The Debtors believe that the Plan, as described herein, enables holders of Claims and Interests to realize the greatest possible value under the circumstances and that, compared to any alternative plan, the Plan has the greatest chance to be confirmed and consummated.

4.                                      Nonconsensual Confirmation

If any Impaired Class of Claims entitled to vote does not accept the Plan by the requisite statutory majority provided in section 1126(c) of the Bankruptcy Code, the Debtors reserve the right to amend the Plan or undertake to have the Bankruptcy Court confirm the Plan under section 1129(b) of the Bankruptcy Code or both.  With respect to Impaired Classes of Claims that are deemed to reject the Plan, the Debtors will request that the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code.

IX.

CONCLUSION

The Debtors believe that confirmation and implementation of the Plan is in the best interests of all creditors, and urges holders of Impaired Claims in Class 3 (Lender Claims) and Class 4 (General Unsecured Claims) to vote to accept the Plan and to evidence such acceptance by returning their ballots so that they will be received no later than the Voting Deadline, [•], 2017 at 11:59 p.m. (Pacific/Central Time).

Dated:    March 20, 2017

Houston, Texas

Respectfully submitted,

AZURE MIDSTREAM PARTNERS, LP
By: AZURE MIDSTREAM PARTNERS GP, LLC, its general partner

on behalf of itself and all other Debtors

By:	/s/ Amanda Bush
Name:	Amanda Bush
Title:	Chief Financial Officer

EXHIBIT A

The Plan

EXHIBIT B

The Debtors’ Prepetition Organizational Structure

Exhibit C

Liquidation Analysis

1)             Introduction

Azure Midstream Partners, LP, its subsidiaries, and certain of its affiliates (collectively, the “Debtors”), with the assistance of their restructuring, legal, and financial advisors, have prepared this hypothetical liquidation analysis (the “Liquidation Analysis”) in connection with the Debtors’ Joint Plan of Liquidation (as amended, supplemented, or modified from time to time, the “Plan”) and related disclosure statement (as amended, supplemented, or modified from time to time, the “Disclosure Statement”) pursuant to chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”).  The Liquidation Analysis indicates the estimated recoveries that may be obtained by Classes1 of Claims and Interests in a hypothetical liquidation pursuant to chapter 7 of the Bankruptcy Code upon disposition of assets as an alternative to the Plan.  Accordingly, asset values discussed herein may be different than amounts referred to in the Plan.  The Liquidation Analysis is based upon the assumptions discussed herein.

Often called the “best interests” test, section 1129(a)(7) of the Bankruptcy Code requires that the Bankruptcy Court find, as a condition to confirmation of the Plan, that each holder of a Claim or Interest in each Impaired Class: (i) has accepted the Plan; or (ii) will receive or retain under the Plan property of a value, as of the Effective Date, that is not less than the amount that such Person would receive if the Debtors were liquidated under chapter 7 of the Bankruptcy Code.  In order to make these findings, the Bankruptcy Court must: (1) estimate the cash proceeds (the “Liquidation Proceeds”) that a chapter 7 trustee (the “Trustee”) would generate if each Debtor’s Chapter 11 Case were converted to a chapter 7 case on the Effective Date and the assets of such Debtor’s estate were liquidated; (2) determine the distribution (the “Liquidation Distribution”) that each holder of a Claim or Interest would receive from the Liquidation Proceeds under the priority scheme dictated in chapter 7; and (3) compare each holder’s Liquidation Distribution to the distribution under the Plan (the “Plan Distribution”) that such holder would receive if the Plan were confirmed and consummated.  Accordingly, asset values discussed herein may be different than amounts referred to in the Plan.  The Liquidation Analysis is based upon certain assumptions discussed herein and in the Disclosure Statement.

THE DEBTORS MAKE NO REPRESENTATIONS OR WARRANTIES REGARDING THE ACCURACY OF THE ESTIMATES AND ASSUMPTIONS CONTAINED HEREIN, OR A TRUSTEE’S ABILITY TO ACHIEVE FORECASTED RESULTS. IN THE EVENT THAT THESE CHAPTER 11 CASES ARE CONVERTED TO A CHAPTER 7 LIQUIDATION, ACTUAL RESULTS COULD VARY MATERIALLY FROM THE ESTIMATES AND PROJECTIONS SET FORTH IN THIS LIQUIDATION ANALYSIS.

1  Unless otherwise expressly set forth herein, capitalized terms used but not otherwise defined herein have the same meanings ascribed to such terms in the Plan.

2)             Basis of Presentation

The purpose of the Plan is to effectuate the completion of a sale (the “Sale Transaction”) of substantially all of the Debtors’ assets (the “Assets”), and the orderly wind down of the Debtors’ affairs through the distribution of:  (i) the proceeds from the Sale Transaction and (ii) other assets of the Estate for the benefit of holders of Allowed Claims pursuant to the Plan and the Bankruptcy Code’s priority distribution requirements.

On February 10, 2017, the Debtors and M5 Midstream LLC (the “Stalking Horse Bidder”) entered into a purchase and sale agreement (the “Stalking Horse Agreement”) representing a binding bid for the Assets subject to overbid.  The total consideration available to the Debtors under the Stalking Horse Agreement was approximately $151,100,000.00, subject to certain adjustments (the “Stalking Horse Purchase Price”).

On March 6, 2017, BTA Gathering LLC (“BTA”) submitted a competing bid to purchase the Assets for $160,000,000.00 and provided to the Debtors a draft purchase and sale agreement.  On March 10, 2017, the Debtors conducted an auction (the “Auction”) for the Assets.  At the conclusion of the Auction, the Debtors, in consultation with their advisors and the advisors to the Administrative Agent selected the final bid submitted at the Auction by BTA Gathering LLC (“BTA”) for a purchase price of $189,000,000.00 (the “Successful Bid”) with BTA serving as the successful bidder.  Net of certain purchase price adjustments and bid protections due to the Stalking Horse Bidder, the proceeds of the Successful Bid totaled $183,487,000.00.  On March 15, 2017, the Bankruptcy Court conducted a hearing to consider approval of the sale of the Assets to BTA, free and clear of all liens, claims, interests, and encumbrances in accordance with section § 363(f) of the Bankruptcy Code.  The Bankruptcy Court entered an order approving the sale of the Assets to BTA on March 15, 2017 (the “Sale Order”).

The Liquidation Analysis assumes the Sale Transaction closes on March 31, 2017 (the “Sale Closing Date”).

The Liquidation Analysis has been prepared assuming that the Debtors’ converted their cases from chapter 11 cases to chapter 7 cases on April 30, 2017, which approximates the date of the emergence (the “Liquidation Date”).  The pro forma values referenced herein are projected to be as of April 30, 2017 and include a roll-forward amount representative of activity between January 31, 2017 and April 30, 2017, which we assume to be a reasonable proxy for the anticipated confirmation date of the Plan.  The Liquidation Analysis was prepared on a legal entity basis, and summarized into the tables below.

The Liquidation Analysis represents an estimate of recovery values and percentages based upon a hypothetical liquidation of the Debtors if a Trustee were appointed by the Bankruptcy Court to convert assets into cash.  The determination of the hypothetical proceeds from the liquidation of assets is a highly uncertain process involving the extensive use of estimates and assumptions which, although considered reasonable by the Debtors’ managing officers (“Management”) and the Debtors’ advisors, are inherently subject to significant business, economic and competitive uncertainties and contingencies beyond the control of the Debtors and Management.

2

In preparing the Liquidation Analysis, the Debtors have estimated an amount of allowed claims for each Class of claimants based upon a review of the Debtors’ balance sheets as of January 31, 2017, adjusted for estimated balances as of the Liquidation Date where needed.  The estimate of all allowed claims in the Liquidation Analysis is based on the par value of those Claims.  The estimate of the amount of Allowed Claims set forth in the Liquidation Analysis should not be relied upon for any other purpose, including, without limitation, any determination of the value of any distribution to be made on account of Allowed Claims under the Plan.  The actual amount of Allowed Claims could be materially different from the amount of Claims estimated in the Liquidation Analysis.

The Liquidation Analysis also does not include estimates for the tax consequences, both federal and state, that may be triggered upon the liquidation and sale events of assets in the manner described above.  Such tax consequences may be material.

The Liquidation Analysis does not include recoveries resulting from any potential preference, fraudulent transfer, or other litigation or avoidance actions.

3)             Liquidation Process

For purposes of this analysis, the Debtors’ hypothetical liquidation would be conducted in a chapter 7 environment with the Trustee managing the bankruptcy estate of each Debtor (each an “Estate” or the “Estates”) to maximize recovery in an expedited process.  The Trustee’s initial step would be to develop a liquidation plan to generate proceeds from the sale of entity specific assets for distribution to creditors.  The three major components of the liquidation are as follows:

•                  generation of cash proceeds from remaining asset sales, largely sold on a piecemeal basis;

•                  costs related to the liquidation process, such as Estate wind-down costs and Trustee, professional, and other administrative fees; and

•                  distribution of net proceeds generated from asset sales to the holders of Claims and Interests in accordance with the priority scheme under chapter 7 of the Bankruptcy Code.2

4)             Distribution of Net Proceeds to Claimants

Any available net proceeds would be allocated to the applicable holders of Claims and Interests in strict priority in accordance with section 726 of the Bankruptcy Code:

•                  Lender Claims and Other Secured Claims:  includes Claims that are paid with the proceeds of collateral to the extent secured by property of the Estate, including Claims arising under that certain credit agreement, dated as of February 27, 2015 (as amended

2   The liquidation process includes a reconciliation of claims asserted against the Estates to determine the allowed Claim amount per Class.

3

from time to time, the “Prepetition Credit Agreement,” and the senior secured revolving credit facility thereunder, the “Prepetition Credit Facility”);

•                  Administrative Expense Claims:  includes Claims for postpetition accounts payable, accrued expenses, accrued and unpaid professional fees, claims arising under section 503(b)(9) of the Bankruptcy Code, and certain unsecured claims entitled to priority under section 507 of the Bankruptcy Code;

•                  Priority Tax Claims:  includes any secured or unsecured Claim of a Governmental Unit (as defined in the Bankruptcy Code) of the kind entitled to priority in payment as specified in sections 502(i) and 507(a)(8) of the Bankruptcy Code;

•                  General Unsecured Claims:  includes non-secured, non-priority debt, including trade payables, and various other unsecured liabilities; and

•                  Existing Azure Interests:  to the extent any available net proceeds remain available for distribution after satisfaction in full of the foregoing classes of Claims, any equity security in a Debtor as defined in section 101(16) of the Bankruptcy Code, including all common stock or units, preferred stock or units, or other instruments evidencing an ownership interest in any of the Debtors.

5)             Conclusion

•                  The Debtors have determined, as summarized in the following analysis, upon the Effective Date, the Plan will provide all holders of Claims and Interests with a recovery (if any) that is not less than what they would otherwise receive pursuant to a liquidation of the Debtors under chapter 7 of the Bankruptcy Code, and as such believe that the Plan satisfies the requirement of 1129(a)(7) of the Bankruptcy Code.

4

Summary of Proceeds Available for Distribution

$ in thousands

	Total Azure Midstream Debtors[1]
	Low	Midpoint	High

Gross Liquidation Proceeds	179,626	179,633	179,641
Less Liquidation Costs	(8,403)	(7,803)	(7,202)
Net Liquidation Proceeds	171,222	171,830	172,438

Summary of Recovery (%)

	Claim	Low	Mid	High
Less: Class 2 - Other Secured Claims	$—	—	—	—
Less: Class 3 - Lender Claims	177,857	96.3%	96.6%	97.0%
Less: Adminstrative Expense Claims	2,172	—	—	—
Less: Priority Tax Claims	—	—	—	—
Less: Class 1 - Other Priority Claims	—	—	—	—
Less: Class 4 - General Unsecured Claims	6,026	—	—	—
Less: Class 5 - Intercompany Claims	—	—	—	—
Less: Class 6 - Existing Azure Interests	—	—	—	—
Less: Class 7 - Other Equity Interests	—	—	—	—

1  Rollup of deconsolidated liquidation analysis for Azure Midstream et al.

5

The following Liquidation Analysis should be reviewed with the accompanying notes.  The following tables reflect the rollup of the deconsolidated liquidation analysis for the Debtors.

Rollup of Deconsolidated Liquidation Analysis for Azure Midstream et al.

					Recovery			Recovery
Gross Liquidation Proceeds [1]		Balance Sheet		Pro Forma	Estimate %			Estimate $
(in thousands)	Notes	1/31/2017	Adj.	4/30/2017	Low	Midpoint	High	Midpoint
Assets
Cash	[A]	$5,641	$173,894	$179,536	100.0%	100.0%	100.0%	$179,536
AR	[B]	5,321	(5,321)	—	—	—	—	—
Prepaid Expenses	[C]	3,924	(2,982)	941	—	—	—	—
PPE	[D]	3,812	(3,812)	—	—	—	—	—
Pipelines, Land, Facilities	[E]	189,121	(189,121)	—	—	—	—	—
Transloader Assets	[F]	912	—	912	9.9%	10.7%	11.5%	98
Construction In Progress	[G]	18	(18)	—	—	—	—	—
Total Assets		$208,749	$(27,360)	$181,389	100.0%	100.0%	100.0%	$179,633
Less Liquidation Adjustments
Chapter 7 Trustee Fee	[H]							(5,314)
Chapter 7 Professional Fees	[H]							(739)
Chapter 11 Professional Fee Carve Out	[H]							(1,000)
Wind-down Costs	[H]							(750)
Total Liquidation Adjustments								(7,803)
Liquidation Proceeds Available for Distribution to Creditors								$171,830

1 Rollup of deconsolidated liquidation analysis for Azure Midstream et al.

Azure Midstream

$ in thousands

Net Liquidation Proceeds Available for Distribution	$171,830

Summary of Recovery

		Claims			% Recovery			$ Recovery
		Low	Midpoint	High	Low	Midpoint	High	Midpoint
Less: Class 2 - Other Secured Claims	[A]	$—	$—	$—	—	—	—	$—
Proceeds Remaining								171,830
Less: Class 3 - Lender Claims	[B]	177,857	177,857	177,857	96.3%	96.6%	97.0%	171,830
Proceeds Remaining								—
Less: Adminstrative Expense Claims	[C]	2,172	2,172	2,172	—	—	—	—
Proceeds Remaining								—
Less: Priority Tax Claims	[D]	—	—	—	—	—	—	—
Proceeds Remaining								—
Less: Class 1 - Other Priority Claims	[E]	—	—	—	—	—	—	—
Proceeds Remaining								—
Less: Class 4 - General Unsecured Claims	[F]	6,634	6,026	5,418	—	—	—	—
Proceeds Remaining								—
Less: Class 5 - Intercompany Claims	[G]	—	—	—	—	—	—	—
Proceeds Remaining								—
Less: Class 6 - Existing Azure Interests	[H]	—	—	—	—	—	—	—
Proceeds Remaining								—
Less: Class 7 - Other Equity Interests	[I]	—	—	—	—	—	—	—
Proceeds Remaining								—

7

Specific Notes to the Liquidation Analysis

Net Liquidation Proceeds

A.                                    Cash

•                  Cash consists of cash in banks.

•                  The pro forma book cash balance as of the Liquidation Date reflects the proceeds from the Sale Transaction as well as ordinary course collection and payment of accounts receivable and accounts payable prior to the Liquidation Date.

•                  The liquidation proceeds of cash for all entities holding cash is estimated to be 100% of the pro forma balance.

B.                                    Accounts Receivable

•                  Collectible accounts receivable includes all third-party trade accounts receivable due under normal trade terms.

•                  The pro forma book balance of Accounts Receivable as of the liquidation date is estimated to be zero as Management expects to collect substantially all outstanding accounts receivable prior to the Liquidation Date.

C.                                    Prepaid Expenses

•                  Prepaid Expenses includes prepaid insurance, prepaid rent, security deposits, and other prepaid items.

•                  All advance payments, prepayments, and deposits related to the Assets being purchased will transfer to the BTA upon the close of the Sale Transaction.

•                  Due to the nature of the remaining prepaid assets, the Liquidation Analysis assumes a recovery of [0%] of the pro forma value.

D.                                    Property, Plant & Equipment

•                  Property, Plant & Equipment consists of computer hardware, computer software, leasehold improvements, buildings, furniture, vehicles, and communication equipment that will transfer to the BTA upon the close of the Sale Transaction.  Therefore, the Liquidation Analysis assumes the pro forma balance for these assets is zero.

•                  The pro forma book value is expected to be zero as these assets will transfer to BTA on the Sale Closing Date.

E.                                     Pipelines, Land and Facilities

•                  Pipelines, Land, and Facilities consists of approximately 935 miles of pipelines located in East Texas and Louisiana in the Haynesville Shale.

•                  The pro forma book value is expected to be zero as these assets will transfer to BTA on the Sale Closing Date

F.                                      Transloading Assets

•                  Transloading assets consist of eight skid transloaders and eight ladder transloaders located at a storage facility in Salt Lake City, Utah.

•                  The transloading assets were not included in the Sale Transaction.

•                  The Liquidation Analysis estimated recovery for these assets factors in an accelerated time frame of a proposed asset sale, low demand for these asset types in the current market and an overall lack of industry liquidity and financing sources.

•                  The Liquidation Analysis assumes a recovery 9.9% to 11.5% of the pro forma balance.

G.                              Construction in Progress

•                  All construction in progress assets are assumed to transfer to BTA on the Sale Closing Date.

•                  The Liquidation Analysis assumes the pro forma balance for these assets is zero.

H.                                   Liquidation Adjustments

•                  Estate Wind-Down Costs:  consist primarily of general and administrative support functions that would be required to wind-down the Chapter 7 Estate.  These wind-down functions are assumed to occur over a 6-month period concurrently with the monetization of any remaining Estate assets.

•                  Professional Fees:  include estimates for certain professionals required during the wind down period and are estimated at a range of 0.2% to 0.6% of gross liquidation proceeds.

•                  Trustee Fees:  Section 326 of the Bankruptcy Code provides for Trustee fees of 3% for liquidation proceeds in excess of $1 million. The Liquidation Analysis, therefore, assumes Trustee fees are 3% of proceeds available for distribution to creditors.

9

Claims

A.                                    Other Secured Claims

•                  Class 2 consists of any Other Secured Claims against any Debtor.  The Debtors estimate that there will no Class 2 Claims on the Liquidation Date.  If there were Class 2 Claims on the Liquidation Date, they would likely receive 100% recovery.

B.                                    Lender Claims

•                  Class 3 consists of the Lender Claims.  The Debtors estimate that there will be approximately $177 million in Class 3 Claims on the Liquidation Date.  The Liquidation Analysis projects that the Liquidation Proceeds shall cause the Class 3 Claims to receive a recovery between 96.3% and 97.0%.

C.                                    Administrative Expense Claims

•                  The Debtors estimate that there will be approximately $2.2 million in Administrative Expense Claims on the Liquidation Date.  The Liquidation Analysis projects that the Liquidation Proceeds shall cause the Administrative Expense Claims to receive no recovery.

D.                                    Priority Tax Claims

•                  The Debtors estimate that there will be no Priority Tax Claims on the Liquidation Date.

•                  The Liquidation Analysis assumes that the Debtors’ satisfy the Texas Ad Valorem Tax Reserve (as defined in the Sale Order) and any other stub year tax obligations prior to the Liquidation Date.

E.                                     Other Priority Claims

•                  Class 1 consists of any Other Priority Claims against any Debtor.  The Debtors estimate that there will be no Class 1 Claims on the Liquidation Date.

F.                                      General Unsecured Claims

•                  Class 4 consists of General Unsecured Claims against any Debtor.  The Debtors estimate that there will be approximately $5.4 million to 6.6 million in Class 4 Claims on the Liquidation Date.

•                  The Class 4 claims estimate does not include any estimates for the settlement of litigation or contract rejection claims.

•                  If claims arose from these types of actions, the recovery of this class would be further diluted.

10

G.                                    Intercompany Claims

•                  Class 5 consists of Intercompany Claims.  The Debtors estimate that there will be no Intercompany Claims on the Liquidation Date.

H.                                   Existing Azure Interests

•                  Class 6 consists of Existing Azure Interests.  The Debtors estimate that there will be no recovery for potential Class 6 Interests on the Liquidation Date.

I.                                        Other Equity Interests

•                  Class 7 consists of Other Equity Interests.  The Debtors estimate that there will be no recovery for potential Class 7 Interests on the Liquidation Date.

11